Exhibit 99.1

Management’s Discussion and
Analysis of
Financial Condition and Results of
Operations
and
Interim Financial Report
for the Nine Month Period
ended September 30, 2009

Copernic Inc.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with Copernic Inc.’s (the “Company”) unaudited interim consolidated financial statements and accompanying notes for the nine-month period ended September 30, 2009 (“Q3”) and the annual audited consolidated financial statements, accompanying notes and Management’s Discussion and Analysis included in the 2008 Annual Report. It should be noted that the interim consolidated financial statements summarize operating details and gains on disposal of assets as related to the sale of Mamma.com and its AD Network while the 2008 Annual Report includes operating details of the assets. For ease of comparison, the interim consolidated financial statements of 2008 have been re-casted. The interim consolidated financial statements and Management’s Discussion and Analysis have been reviewed by the Company’s Audit Committee and approved by the Board of Directors.

The Company’s interim consolidated financial statements are reported in U.S. dollars and have been prepared in accordance with Generally Accepted Accounting Principles as applied in Canada (“Canadian GAAP”). As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and Generally Accepted Accounting Principles as applied in the United States (“U.S. GAAP”) as they specifically relate to the Company as described in note 9 to its interim consolidated financial statements. This Management’s Discussion and Analysis of Financial Condition and Results of Operations is dated November 12, 2009.

The Company’s functional currency is the U.S. dollar. All amounts included herein are expressed in U.S. dollars, unless specified otherwise.

Business Overview

Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online property www.copernic.com. With its award winning Copernic Desktop Search, the Company brings the power of a sophisticated, yet easy-to-use search engine to the user's PC. It allows for instant indexing of files, calendar, emails, email attachments and all other information stored anywhere on a PC hard drive.

The desktop search application won the CNET Editors’ Choice Award, as well as the PC World Class award in 2005. In 2007, PC Pro, the UK’s most respected IT magazine for professionals, and Micro Hebdo, one of France’s most read IT magazines, each selected Copernic Desktop Search® 2.0 software search engine as the top desktop search tool. At the CTIA Wireless 2008® Copernic’s Desktop Search Wireless Access won first prize for innovation in the enterprise solutions category. Also in 2008, Copernic Desktop Search® 3.0 (Home Edition) received the prestigious “Gizmo’s Top Pick” award in the “Best Free Desktop Search Utility” category at Gizmo’s popular Best-ever Freeware site. In 2009, Germany’s Bilt magazine featured the privacy functions of Copernic Desktop Search® 3.0 (Home Edition) distributing over 800,000 copies.

In Q3 2008, the Company launched version 3.0 of its business-oriented desktop search product. The upgraded Copernic Desktop Search (“CDS”) Corporate Edition further increases its competitive edge by adding Intranet integration features and expanding its MS Outlook® search capabilities. CDS Professional Edition also specifically targets knowledge workers with features such as the indexing of Microsoft Outlook’s calendar, tasks and notes. Some advanced search functions are now exclusive to the Professional and Corporate products: network drive indexing, “as you type” display of results, and saving of queries for frequently used searches. CDS Home Edition offers a unique competitive advantage with the new “One Search” feature which simultaneous searches the desktop and the Internet. Although the Home Edition is free to consumers, it does provide for contextual advertised sponsored banner ads based on search queries.

In Q1 2009, the Company launched a Desktop search product compatible with Lotus notes and a German language privacy version for the European market both designed to expand Copernic’s served market.

In Q2 2009, the Company sold the assets of Mamma.com and its AD Network which closed an important chapter in the history of the Company. (For more details, see the “Recent Event” section.)

In Q3 2009, the Company unveiled its new personal search portal called myCopernicTM that is designed to provide solutions for today's challenges: mobility and accessibility of personal data. It also provides innovative solutions to search and access information that help professionals do business while being an integral part of the new Cloud Computing paradigm.

At the same time, the Company announced the availability of myCopernic TM on the Go! - the first service available from the myCopernic personal search portal. myCopernic TM on the Go! offers the end-user an intelligent solution to search and access relevant information from virtually anywhere, using any internet enabled device or wireless handset.

The Company’s traditional products are sold with one time software licenses while new products in the myCopernic TM search portal are sold with annual renewable subscription fees.

Recent Events

Write-down of Intangible Assets and Goodwill

In Q4 2008, the Company concluded that its software unit was still facing delays in execution and changes of market conditions of its commercial deployment solutions. Based on the Company’s assessment of the fair value of its assets related to the software unit, the Company concluded that these assets had suffered a loss in value and the fair values of intangible assets and goodwill were less than their carrying value. Therefore, write-downs of $140,000 for trade names, $192,000 for technology and $3,995,000 for goodwill were recorded in 2008.

Normal Course Issuer Bid

On November 11, 2008 the Company announced a normal course issuer bid under which it may purchase up to a maximum of 700,000 of its common shares, representing approximately 5% of the issued and outstanding common shares of the Company as of the date thereof. Purchases under the normal course issuer bid may take place over a twelve month period commencing on November 17, 2008 and ending on the November 16, 2009. The Company reserves the right to discontinue its normal course issuer bid at any time. As at the end of Q3 2009, the Company had not purchased shares under its normal course issuer bid.

Cost Reduction Plan

In Q3 2009, the Company continued to execute its cost reduction plan announced at the end of Q1 2008. Total expenses in 2008 excluding write-downs, termination costs and restructuring costs were at $6,678,774 compared to $10,318,889 in 2007. Total expenses in Q3 2009 excluding write-downs, gain on disposal, termination costs and restructuring costs were at $899,624 compared to $1,271,094 in Q3 2008, a decrease of $371,470 or 29%. For the nine-month period ended September 30, 2009, the total expenses excluding write-downs, termination costs and restructuring costs were at $2,864,652 compared to $4,095,911 for the same period last year, a decrease of $1,231,259 or 30%.

In addition, the Company has closed its Montreal office in Q1 2009 and concentrated all its activities in Quebec City.

The total cost of the restructuring which includes termination costs, recruiting fees, lease termination costs and moving expenses is estimated at approximately $150,000. In 2008, the Company recorded $101,012 of restructuring costs. For the nine month period ended September 30, 2009, an amount of $20,624 was recorded.

Resignation and Departure of Officers

Eric Bouchard, Vice President Marketing and Officer of the Company, for personal reasons, did not renew his employment contract with the Company which expired on December 31, 2008. In relation with this departure, 7,428 stock options were cancelled, resulting in a reversal of employee stock-based compensation expense of $40,878 that was recorded in Q4 2008. In Q1 2009, an additional 3,714 vested stock options held by Mr. Bouchard were forfeited.

Claire Castonguay, Vice President Finance and Controller terminated her employment with the Company at the end of Q1 2009 consistent with the closure of the Montreal office at that time. In relation with this resignation, the Company recorded termination costs of $20,833 in 2008 and

$10,417 in Q1 2009 and paid that amount at the beginning of Q2 2009. Furthermore, 2,095 non vested stock options held by Ms. Castonguay were forfeited, resulting in a reversal of employee stock-based compensation expense of $4,586 that was recorded in Q1 2009. In Q2 2009, an additional 1,048 vested stock options held by Ms. Castonguay were forfeited.

Jean-Rock Fournier, Vice President Finance since the beginning of Q1 2009, based in Quebec City has assumed the duties of Chief Financial Officer effective March 31, 2009.

Notice from NASDAQ

On June 16, 2008 a notice from NASDAQ Listing Qualifications was received by the Company. The notice stated that for the last 30 consecutive business days, the bid price of the Company’s common stock had closed below the minimum $1.00 per share requirement for continued inclusion under Marketplace Rule 4310(c)(4) (the “Rule”).  Therefore, in accordance with Marketplace Rule 4310(c)(8)(D), the Company was provided 180 calendar days, or until December 15, 2008 to regain compliance.

If, at any time before December 15, 2008, the bid price of the Company’s common stock closed at $1.00 per share or more for a minimum of 10 consecutive business days, NASDAQ Staff would provide written notification that it complied with the Rule. If compliance with this Rule could not be demonstrated by December 15, 2008, NASDAQ Staff would determine whether the Company meets The NASDAQ Capital Market initial listing criteria as set forth in Marketplace Rule 4310(c), except for the bid price requirement. If it met the initial listing criteria, NASDAQ Staff would notify the Company that it has been granted an additional 180 calendar day compliance period. If the Company was not eligible for an additional compliance period, NASDAQ Staff would provide written notification that the Company’s securities would be delisted. At that time, the Company could appeal NASDAQ Staff’s determination to delist its securities to a Listing Qualifications Panel (the “Panel”). These circumstances could adversely impact trading in our Common Shares and could also adversely affect our ability to access capital.

On October 22, 2008, the Company received a NASDAQ Notice, indicating that the Company has received an extension to comply with the minimum bid price requirement for continued listing.

The notice stated: “Given these extraordinary market conditions, NASDAQ has determined to suspend enforcement of the bid price and market value of publicly held shares requirements through Friday, January 16, 2009. In that regard, on October 16, 2008, NASDAQ filed an immediately effective rule change with the Securities and Exchange Commission to implement the suspension. As a result, all companies presently in a bid price or market value of publicly held shares compliance period will remain at that same stage of the process and will not be subject to being delisted for these concerns. These rules will be reinstated on Monday, January 19, 2009 and the first relevant trade date will be Tuesday, January 20, 2009.

Since your company had 59 calendar days remaining in its compliance period as of October 16th, it will, upon reinstatement of the rules, still have this number of days, or until March 19, 2009, to regain compliance. The company can regain compliance, either during the suspension or during the compliance period resuming after the suspension, by achieving a $1 closing bid price for a minimum of 10 consecutive trading days”.

On December 19, 2008, NASDAQ issued an issuer alert #2008-005A stating “Given the continued extraordinary market conditions, NASDAQ is extending the suspension of the bid price and market value of publicly held shares requirements. Enforcement of these rules is scheduled to resume on Monday, April 20, 2009. Any company in the compliance process for a bid price or market value of publicly held shares concern will continue to be “frozen” at the same stage of the process until the end of the suspension. However, a company could be delisted for other reasons during the suspension. NASDAQ staff will contact each company affected by this extension and notify those that regain compliance with these requirements during the suspension. NASDAQ will continue to monitor closely these circumstances.” The Company had 59 calendar days remaining in its compliance period, and therefore, with the new extension, it has until June 18, 2009 to effect compliance.

On March 18, 2009, the Company received a NASDAQ Notice, indicating that the Company has received an extension to comply with the minimum bid price requirement for continued listing. The NASDAQ Notice discussed a proposed rule change to extend until July 19, 2009, the temporary suspension of the continued listing requirements related to bid price and market value of publicly held shares for listing on NASDAQ Stock Market. Since Copernic had 59 calendar days remaining in its compliance period, it will, upon reinstatement of the rules, still have this number of days, or until September 18, 2009 to regain compliance. The Company can regain compliance, either during the suspension or during the compliance period resuming after the suspension, by achieving a $1 closing bid price for a minimum of 10 consecutive trading days.

On July 13, 2009 the Company received another letter from NASDAQ extending the temporary suspension, which means that the Company has until September 30, 2009 to comply with the minimum bid requirement for continued listing. Based on discussions with the SEC, NASDAQ does not expect any further extensions of the suspension. In order to satisfy NASDAQ Capital Market’s minimum bid price requirement for continued listing, the Company’s shares must trade at the minimum bid price requirement for a minimum of ten consecutive trading days. Therefore the Company announced on July 21 that it intends to seek shareholders’ approval to complete a share consolidation (the ‘‘Consolidation’’) on the basis of one (1) post consolidation common share for every two (2) to ten (10) pre-consolidation shares. The exact consolidation factor will be determined at the discretion of the board of directors. The proposed share consolidation is subject to shareholder approval, and to this end, will be submitted for approval by the shareholders at a special shareholders’ meeting scheduled to take place on Friday September 11, 2009 at 10 am at the offices of Fasken Martineau DuMoulin at 800 Place Victoria, 37th Floor, Montreal, Quebec. In addition to obtaining the requisite shareholder approval, the proposed share consolidation is subject to the ultimate discretion of the board of directors to implement the share consolidation.
In the event that the Consolidation Resolution does not receive the requisite approval, the articles will remain unchanged and then in all likelihood, the Company will not maintain its listing or re-list on any other exchange, or secondary markets, which could severely restrict trading activity in the common shares.

Furthermore despite the anticipated increase in the market value of the Company’s common shares following the share consolidation, the future effect of the Consolidation on the market price of the Company’s common shares cannot be accurately predicted.

In particular, there is no guarantee that after the Consolidation the price for the Company’s common shares will range between two (2) and ten (10) times the market price for common shares immediately prior to the Consolidation. This is particularly the case since there are numerous factors and contingencies which could affect such market price, including the status of the market for the common shares at the time, the Company’s reported results of operations in future periods and the general economic, political, stock market and industry conditions.

During a special meeting of the shareholders on September 11, 2009, the consolidation of issued and outstanding shares was approved effective as of September 14, 2009. The consolidation factor was 7:1. No fractional shares were issued and those shareholders who otherwise would have been entitled to receive fractional shares had their post-consolidation shareholdings rounded up to the next whole common share. The purpose of the Consolidation was to allow the Company to achieve compliance with the NASDAQ Capital Market's minimum bid requirement for continued listing. Prior to the completion of the Consolidation, the Company had 14,637,531 common shares outstanding, and upon completion of the Consolidation, the Company had approximately 2,091,437 common shares outstanding.

All information related to shares, stock options and warrants in this document reflects this consolidation.

As at September 30, 2009, the Company’s closing stock price was $1.88.

Granting, Exercising and Cancellation of Stock Options

On March 4, 2009, the Company granted 3,571 stock options to a new officer, at an exercise price of $1.33 expiring in five years.

On June 17, 2009, the Company granted 17,856 stock options to directors at an exercise price of $2.17 expiring in five years.

On June 30, 2009, the Company granted 8,571 stock options to officers and employees at an exercise price of $2.03 expiring in five years.

As at September 30, 2009, 21,595 stock options were forfeited or expired.

Discontinued Operations

On May 14, 2009, the Company announced that it had signed an agreement for the disposal of the assets of Mamma.com and its AD Network for USD $5,000,000. On June 17, 2009, at the Company’s Annual General Meeting and Special Shareholders’ Meeting, the shareholders approved the sale of Mamma.com and its third party AD Network to Empresario, a privately owned digital media network based in Chicago, Illinois. On June 30, 2009, the Company concluded the transaction. Prior period results have been reclassified to conform with the presentation required for discontinued operations.

Critical Accounting Policies and Estimates

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada. In doing so, management has to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses, as well as related disclosure of contingent assets and liabilities. In many cases, management reasonably has used different accounting policies and estimates. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. Management bases its estimates on past experience and other assumptions that it believes are reasonable under the circumstances, and it evaluates these estimates on an ongoing basis. Management refers to accounting estimates of this type as critical accounting policies and estimates, which are discussed further below. Management has reviewed its critical accounting policies and estimates with its Board of Directors.

Use of Estimates

Significant estimates in these financial statements include the allowance for doubtful accounts, recovery of future income taxes, goodwill and annual goodwill impairment test, useful lives and impairment of long lived assets, and stock-based compensation costs. Each of these critical accounting policies is described in more detail below.

Allowance for Doubtful Accounts

Judgments are made in the ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. The allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and our future results of operations could be adversely impacted.

We also record a provision for revenue adjustments in the same period as the related revenues are recorded. These estimates are based on historical analysis of credit memo data and other factors. If the historical data we use to calculate these estimates does not properly reflect future uncollectible revenues, then a change in the allowances would be made in the period in which such a determination is made and revenues in that period could be impacted.

For this item, actual results could differ from those estimates.

Recovery of Future Income Taxes

Significant judgment is used in determining our consolidated recovery of future income taxes. Uncertainties may arise with respect to the tax treatment of certain transactions. Although it is believed that estimates are reasonable, there is no certainty that the final tax outcome of these matters will not be different than that which is reflected in our financial statements. Such differences could have a material effect on our future income taxes in the period in which such determination is made.

For this item, actual results could differ from those estimates.

Goodwill and Annual Goodwill Impairment Test

Goodwill is evaluated for impairment annually on December 31 of each year or when events or changed circumstances indicate impairment may have occurred. In connection with the goodwill impairment test, if the carrying value of the Company to which goodwill relates exceeds its estimated fair value, the goodwill related to the Company is tested for impairment. If the carrying value of such goodwill is determined to be in excess of its fair value, an impairment loss is recognized in the amount of the excess of the carrying value over the fair value. Management’s determination of the fair value of the Company incorporates multiple inputs including discounted cash flow calculations, peer company price to earnings multiples, the Company’s share price and assumptions that market participants would make in valuing the Company. Other assumptions include levels of economic capital, future business growth, earnings projections and weighted average cost of capital used for purpose of discounting. Decreases in the amount of economic capital allocated, decreases in business growth, decreases in earnings projections and increases in the weighted average cost of capital will all cause the fair value to decrease. The Company completed its annual goodwill assessment as of December 31, 2008. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the goodwill, thereby possibly requiring an impairment charge in the future.

For this item, actual results could differ from those estimates.

Useful Lives and Impairment of Long-lived Assets

The Company assesses the carrying value of its long-lived assets which include property and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Useful lives of long-lived assets are regularly reviewed for their appropriateness. An impairment loss is recognized if the carrying value of a long-lived asset exceeds the sum of its estimated undiscounted future cash flows expected from its use. The amount of impairment loss, if any, is determined as the excess of the carrying value of the assets over their fair value. Management assesses long-lived assets for impairment using estimates including discount rate, future growth rates, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets, thereby possibly requiring an impairment charge in the future.

For this item, actual results could differ from those estimates.

Stock-based Compensation Costs

In determining the fair value of stock options and warrants issued to employees and service providers, using the Black-Scholes option pricing model, the Company must make estimates of the forfeiture rate, the period in which the holders of the options and warrants will exercise the options and warrants and the volatility of the Company’s stock over that same period. Different estimates would result in different amounts of compensation being recorded in the financial statements.

Revenue Recognition

Search advertising, graphic advertising, software licensing, subscription fees, customized development and maintenance support revenues are recognized when services are rendered, provided there is persuasive evidence of an arrangement, the fee is fixed or determinable, collection is considered probable, and fees are not subject to forfeiture, refund or other concessions.

With respect to search advertising and graphic advertising revenues, insertion orders or signed contracts are generally used as evidence of an arrangement. Revenues are recognized in accordance with EIC-123, Reporting Revenue Gross as a Principal Versus Net as an Agent.

Software licensing agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.

Revenues from myCopernic on the Go! service are generated by a yearly subscription and are monthly amortized over a twelve month period.

Revenues from maintenance support for licenses previously sold and implemented are recognized rateably over the term of the contract.

Revenues from customized development, not considered as part of the implementation of software licenses, are recognized as the services are provided.

Amounts received in advance of the delivery of products or performances of services are classified as deferred revenue.

Estimates of collection likelihood are based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. If it is determined that collection of a fee is not probable, management defers the fee and recognizes revenues at the time collection becomes probable, which is generally upon receipt of cash.

Recent Accounting Changes

Changes Affecting 2009

CICA Section 3064 - Goodwill and Intangible Assets

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets. The objectives of Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing asset items that do not meet the definition and recognition criteria is eliminated. This standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. This Section applies to interim and annual periods beginning on or after October 1, 2008. The Company has adopted that new Section in the first quarter of 2009. The adoption of this new standard did not have any impact on the Company’s financial statements.

EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA approved E1C-173 Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. This guidance is applicable to fiscal periods ended on or after January 20, 2009. The Company has adopted that new guidance in the first quarter of 2009. The application of this new standard had no impact on the Company’s operating results or financial position.

Future Accounting Changes

Transition to International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to transition from Canadian GAAP to IFRS for interim and annual financial reporting purposes for fiscal years beginning on or after January 1, 2011 with comparative information. In May 2008, the Canadian Securities Administrators issued Staff Notice 52-320, which provides guidance on the disclosure of changes expected in accounting policies related to the change over IFRS. In accordance with the notice, the Company is required to provide an update of the Company’s IFRS conversion plan in each financial reporting period prior to conversion on January 1, 2011.

The Company started working on the conversion plan in Q4 2008 with the help of an external advisor. The project consists of three phases to be completed in order to change over to IFRS: the diagnostic, development and implementation.

The first phase includes the identification of significant differences between existing Canadian GAAP and IFRS that are relevant to the Company and a review of the alternatives available upon adoption. In Q4 2008, the Company performed a diagnostic review and established that the most significant differences for the Company between Canadian GAAP and IFRS relate to revenue recognition, property and equipment, leases, provisions, reporting currency, presentation and additional disclosure requirements under IFRS. Additional differences might be identified in the future as changes to IFRS standards are released.

The second phase includes identification, evaluation and selection of accounting policies necessary for the Company to change over to IFRS as well as potential first-time adoption exemptions. During this phase, the Company will assess the impact of the transition on the data system and internal control over financial reporting, the further training required for the financial team and the impact on business activities such as foreign currency, capital requirements, banking agreements or compensation arrangements. The Company began this phase in Q1 2009.

The implementation phase will integrate all the solutions into the Company’s financial system and processes that are necessary for the Company to convert to IFRS.

CICA Section 1582 – Business Combinations

Section 1582, “Business Combinations” replaces Section 1581 of the same title. The Section establishes new standards for the accounting for a business combination. This Section constitutes the GAAP equivalent to the corresponding International Financial Reporting Standards ("IFRS"). This Section shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 and the Company will adopt this new Section as of such date upon its conversion to IFRS. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements and on future business combinations.

CICA Section 1601 - Consolidated Financial Statements

Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests” together replace Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the consolidated financial statements subsequent to a business combination. These Sections constitute the GAAP equivalent to the corresponding IFRS. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011 and the Company will adopt these new Sections as of such date upon its conversion to IFRS. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the impact of the adoption of these new Sections on its consolidated financial statements.

CICA Section 3862 - Financial Instruments Disclosures

In June 2009, the CICA issued revisions release No. 54, which among others, includes several amendments to Section 3862 “Financial Instruments - Disclosures”. This Section has been amended to primarily include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosures. The amendments apply to annual financial statements relating to fiscal years ending after September 30, 2009. Earlier adoption is permitted. The Company is currently evaluating the requirements resulting from the amendments and would include the additional required disclosures in its consolidated financial statements as at and for the year ending December 31, 2009, upon its adoption of the amendments.

CICA Section 1506 - Accounting Changes

In July 2009, the CICA amended Handbook Section 1506, Accounting Changes, to exclude from its scope changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. The amendments apply to interim and annual financial statements relating to years beginning on or after July 1, 2009. The Company does not expect that adoption of these amendments will have a significant impact on the consolidated financial statements.

Results from Continuing Operations

Revenues

Revenues for the three-month period ended September 30, 2009 totalled $353,293 compared to $497,527 for the same period in 2008, a decrease of $144,234 or 29%. For the nine-month period ended September 30, 2009 revenues amounted $1,280,083 compared to $1,524,797 for the same period last year, a decrease of $244,714 or 16%. The variance is mainly explained by the decrease in software licensing revenues.

For the nine-month period ended September 30, 2009, the Company had two major customers from which 10% or more of total revenues were derived. Revenues from these customers represented 36% and 14% of the Company’s revenues as compared to 31% and 11% for the same period last year. There can be no assurance that the Company will be able to retain these customers in the future.

Cost of Revenues

Cost of revenues is essentially bandwidth costs to deliver our services. In Q3 2009, cost of revenues represented $25,725, compared to $25,343 for the same period in 2008. For the nine-month period ended September 30, 2009, cost of revenues represented $55,168, compared to $88,825 for the same period in 2008. The decrease is explained by the opening of two (2) new data centers in Canada which were run in parallel with the ones in the US. In April 2008, our US data centers were shutdown and bandwidth costs related to these locations were eliminated in July 2008.

Marketing, Sales and Services

Marketing, sales and services consist primarily of salaries, commissions and related personnel expenses for our sales force, advertising and promotional expenses, as well as the provision for doubtful accounts.

In Q3 2009, marketing, sales and services expenses increased to $146,777 from $53,641 in Q3 2008, an increase of $93,136. The variance is mainly explained by the fact that some of the employees who were working for the discontinued division were retained and are now working for the continuing division.

For the nine-month period ended September 30, 2009 marketing, sales and services expenses stood at $431,931 from $314,247, an increase of $117,684.

General and Administration

General and administrative expenses in Q3 2009 totalled $616,796 as compared to $766,075 for the same period last year, a decrease of $149,279 or 19%. The variance is explained by the decrease in salaries, bonuses and stock-based compensation expenses and the reduction in insurance cost.

For the nine-month period ended September 30, 2009 the general and administrative expenses totalled $1,763,411 compared to $2,382,655, a decrease of 619,244 or 26%. The variance is mainly explained by the reduction of the salaries, bonuses and stock based compensation expenses for $319,844 and a decrease in the professional fees for $144,946.

These differences occurred following our cost reduction plan which includes a reduction of our employees. We also have a better expense control on our professional fees.

Product Development and Technical Support

Product development and technical support expenses amounted to $297,076 in Q3 2009, compared to $474,082 for the same period last year. These amounts are net of tax credits of $26,885 for Q3 2009 and $7,578 for Q3 2008.

For the nine-month period ended September 30, 2009, product and technical support expenses totalled $854,017 compared to $1,521,583 a decrease of $667,566 or 44%. These amounts are net of tax credits of $112,810 for Q3 2009 and $156,228 for Q3 2008.

The difference is mainly explained by a decrease in salaries, fringe benefits and bonuses. Following the cost reduction plan, management changed the R&D strategy to an approach allowing them to integrate existing technology.

Amortization of Property and Equipment

Amortization of property and equipment totalled $32,845 in Q3 2009, compared to $23,023 for the same period last year. For the nine-month period ended September 30, 2009, amortization of property and equipment went from $88,190 in 2008 to $87,075 in 2009.

Amortization of Intangible Assets

Amortization of intangible assets decreased to $182,531 in Q3 2009, compared to $245,344 for the same period last year. For the nine-month period ended September 30, 2009 amortization of intangible assets went from $735,597 in 2008 to $538,394 in 2009. The decrease is explained by the write-down of intangible assets in Q4 2008.

Restructuring Costs

In order to reduce its costs, the Company has decided to close the Montreal office in Q1 2009 and concentrate all its activities in Quebec City.

For the year 2008, an amount of $101,012 was recorded. For the nine-month period ended September 30, 2009 the restructuring cost totalled $20,624 compared to $31,391 for the same period in 2008.

Interest and Other Income

Interest and other income increased to $161,025 in Q3 2009 from $22,704 in Q3 2008. For the nine-month period ended September 30, 2009, interest income totalled $184,707 compared to $122,574 in 2008. The increase is explained by the interests earned on the balance of sale receivable. On the other hand, rates on investments were lower to those for the same period last year.

Gain on Disposal of an Investment

In Q1 2009, the Company sold its TECE shares for the amount of $169,239. This investment was acquired on March 30, 2000 and was accounted for as an investment in a company subject to significant influence. During 2001, the investment was written down to nil.

Gain /Loss on Foreign Exchange

Loss on foreign exchange totalled $37,118 for Q3 2009, compared to a loss of $21,819 for the same period in 2008. For the nine-month period ended September 30, 2009, loss on foreign exchange totalled $47,129 compared to a gain of $6,222 for the same period last year.

Income Taxes

The recovery of future income taxes relates to the amortization of intangible assets which do not have the same asset base for accounting and tax purposes. Recovery of future income taxes totalled $53,676 in Q3 2009, compared to $72,651 for the same period last year. For the nine-month period ended September 30, 2009, recovery of future income taxes amounted to $161,027 compared to $217,952 for the same period last year. The decrease of the future income taxes recovery is explained by the write-down of intangible assets in Q4 2008.

Net Loss and Net Loss per Share from Continuing Operations

Net income (loss) from continuing operations for the three and nine-month period ended September 30, 2009 totalled ($765,876) or ($0.37) per share and ($2,004,191) or ($0.96) per share compared to a net loss of ($1,048,286) or ($0.50) per share and ($3,300,015) or ($1.58) per share for the same period last year.

Net Income and Earnings per Share (Basic and Diluted) from Discontinued Operations

Net income (loss) from discontinued operations for the three and nine-month period ended September 30, 2009 totalled ($55,858) or ($0.027) per share and $4,820,364 or $2.30 per share compared to a net income of $426,609 or $0.20 per share and $1,069,748 or $0.51 per share for the same period last year.

Selected Quarterly Information
(unaudited) (in thousands of U.S. dollars, except per share data)

	For the three months ended September 30,
	2009 $	2008 $
Revenues	353	498

Net loss from continuing operations	(766)	(1,048)

Loss from continuing operations per share
Basic and diluted	(0.37)	(0.07)

Total assets	13,495	14,700

Selected Quarterly Information for Continuing Operations
(unaudited) (in thousands of U.S. dollars, except per share data)

	Q3 2009	Q2 2009 $	Q1 2009 $	Q4 2008 $	Q3 2008 $	Q2 2008 $	Q1 2008 $	Q4 2007 $
Revenues	353	413	514	693	498	599	428	420
Net loss from continuing operations	(766)	(703)	(535)	(4,827)	(1,048)	(634)	(1,618)	(10,246)
Net loss from continuing operations per share (Basic and diluted)	(0.37)	(0.34)	(0.26)	(2.31)	(0.50)	(0.30)	(0.77)	(4.90)

Concentration of Credit Risk with Customers

As at September 30, 2009, one customer represented 43% of net trade accounts receivable, compared to 39% from one customer for the same period last year, resulting in a significant concentration of credit risk. Management maintains that this is in fact a short term credit risk since it involves a revenue share deal in that the company sends thousands of retail transactions to an ad placement agency that collects settlement funds and remits a portion to the company. Should the customer become delinquent in its payments, the company can immediately switch its traffic to comparable suppliers on similar terms and conditions. This customer has paid its accounts receivable as per commercial agreement. The Company also monitors all other accounts receivable and there is no indication of credit risk deterioration.

Liquidity and Capital Resources

Operating Activities

As at September 30, 2009, the Company had $438,566 of cash and cash equivalents and working capital of $5,927,551 compared to $2,067,705 and $5,051,474, respectively, as at December 31, 2008.

In Q3 2009, operating activities from continuing operations used cash totalling $558,420, mainly due to the loss from continuing operations net of non-cash items of $695,991 and partially offset by a net change in non-cash working capital items of $137,571. In Q3 2008, the loss from continuing operations net of non-cash items of $894,406 and the net change in non-cash working capital items of $104,738 explain our cash used of $999,144 for operating activities from continuing operations. For the nine-month period ended September 30, 2009, operating activities from continuing operations used cash totalling $1,562,922 due to the loss from operations net of non-cash items of $1,741,861 and partially offset by a net change in non-cash working capital items of $178,939 compared to $3,518,086 due to the loss from continuing operations net of non-cash items of $2,687,351 offset by net change in non-cash working capital items of $830,735 for the same period last year.

Investing Activities

In Q3 2009, investing activities generated cash totalling $247,116 compared to $454,910 mainly explained by the net change in cash from discontinued operations and the receipt of capital payment of $74,297 for the transaction with Empresario. For the nine-month period ended September 30, 2009 investing activities used cash totalling $21,762 explained by the cash generated from the discontinued operations for $765,357, a disposal of an asset for $169,239 and the receipt of capital payment of $74,297 for the transaction with Empresario offset by the purchase of intangible assets and equipment for $32,121 and an increase in temporary investments for $998,534. For the nine-month period ended September 30, 2008, investing activities generated cash totalling $5,049,098 explained by the cash generated from the discontinued operations for $1,101,812 and a decrease in temporary investments for $3,965,384 offset by the purchase of intangible assets and equipment for $18,098.

Financing Activities

For the three-month period ended September 30, 2009, financing activities used cash totalling $16,922 for the repayment of obligations under capital lease compared to $15,431 in Q3 2008.

For the nine-month period ended September 30, 2009 financing activities used cash totalling $44,465 for the repayment of obligations under capital lease compared to $43,901 for the same period in 2008.

The Company considers that the cash and cash equivalents will be sufficient to meet normal operating requirements until Q3 of 2010. In the long term, the Company may require additional liquidity to fund growth, which could include additional equity offerings or debt financing.

Dividend Policy

The Company has never paid dividends on any class of its Common Stock. The Company’s management anticipates that earnings generated from the Company’s operations will be used to finance the Company’s working capital and market expansion opportunities and that, for the foreseeable future, cash dividends will not be paid to holders of the Company’s Common Stock.

Commitments

a)	Lease Commitments

The Company is committed under operating lease agreements and other commitments. Future minimum payments under these leases as at September 30, 2009 are as follows:

Years	$
2009	42,364
2010	39,057
2011	17,132
2012	17,132
Thereafter	19,987

b)	Other Commitments

The Company maintains director and officer insurance, which may cover certain liabilities arising from its obligation to indemnify its directors, and officers and former directors, officers and employees of acquired companies, in certain circumstances. It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Such indemnification agreements may not be subject to maximum loss clauses. Historically, the Company has not incurred material costs as a result of obligations under these agreements and it has not accrued any liabilities related to such indemnification obligations in its financial statements.

As at September 30, 2009, the Company has change of control agreements with certain executive officers and a consultant. If there is a change of control of the Company and their employments are not required, the Company will have to pay lump sums up to a maximum of $800,000 for these specific people. The fees for the consultant are included in the $800,000 and will be paid on any transaction resulting in a change of control at the lower of $300,000 or 3% of the value of the transaction.

Off-balance Sheet Arrangements

As at September 30, 2009, the Company has no off-balance sheet arrangements.

Financial Instruments

As at September 30, 2009, the Company has no derivative financial instruments.

Related Party Transactions

The Company and Dave Goldman Advisors Ltd., a company controlled by Mr. Goldman, a member of the Board of Directors, entered into a consulting agreement pursuant to which David Goldman provides services as Chairman of the Board of Directors. Total fees for Q3 2009 and Q3 2008 were respectively $6,954 and $8,076. For the nine-month period ended September 30, 2009 and 2008, the total fees were respectively $23,260 compared to $34,188 last year. The transactions are in the normal course of operations and are measured at the exchange amount which is the amount of the consideration established and agreed to by the related parties.

The Company and Gen24Capital, a company co-owned by Marc Ferland, a member of the Board of Directors of the Company, entered into an agreement pursuant to which Marc Ferland performed various sales and marketing projects.  Total fees for 2008 were $16,245 and $ nil for Q1, Q2 and Q3 2009. On March 3, 2008, Mr. Ferland was appointed President and CEO, and the consulting agreement was thereby terminated.

	For the nine months ended September 30,		For the three months ended September 30,
Services rendered	2009 $	2008 $	2009 $	2008 $

Company owned by current directors	23,260	50,433	6,954	8,076

Amount payable	As at September 30,	As at December 31,
	2009 $	2008 $
Company owned by current directors	-	7,456

Capital Stock Information

The following table discloses the Company’s outstanding share data:

Number of issued and outstanding shares as at November 12, 2009	Book value as at September 30, 2009 under Canadian GAAP	Book value as at September 30, 2009 under US GAAP
2,091,437	$96,556,485	$113,326,055

As at November 12, 2009, the Company had no warrants and 119,485 stock options outstanding.

Period-to-Period Comparisons

A variety of factors may cause period-to-period fluctuations in the Company’s operating results, including business acquisitions, revenues and expenses related to the introduction of new products and services or new versions of existing products, new or stronger competitors in the marketplace as well as currency fluctuations. Historical operating results are not indicative of future results and performance.

Subsequent Events

In November 2009, the Company entered into a private placement whereby it will issue 500,000 restricted common shares from treasury at a price of US$4.00. The total proceeds of US$2,000,000 will be paid in cash at the closing date in December 2009.

This new shareholder will be appointed director of the Company and Chairman of the Board. As part of the agreement, the number of directors has been reduced to five and the new director can name one director. In order to fulfill these conditions, three directors of the Company will resign at closing. These resignations are not the result of a disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Risks and Uncertainties

Copernic Inc.’s Management considers that these following factors, among others, should be considered in evaluating its future results of operations.

Our revenues depend to some degree on our relationship with some customers, the loss of which would adversely affect our business and results of operations.

For the nine-month period ended September 30, 2009, the company had two major customers from which 10% or more of total revenues are derived. Revenues from these customers represented 36% (an ad placement agency settling revenues for thousands of retail transactions) and 14% of the company’s revenues as compared to 31% and 11% for the same period last year. These customers have traditionally been good payers.

Our operating results may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.

Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and our past results should not be relied on as an indication of our future performance. Our operating results may fluctuate as a result of many factors related to our business, including the competitive conditions in the industry, loss of significant customers, delays in the development of new services and usage of the Internet, as described in more detail below, and general factors such as size and timing of orders and general economic conditions.  Our quarterly and annual expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause our stock price to fall. Each of the risk factors listed in this “Risk Factors” section, and the following factors, may affect our operating results:

•	Our ability to continue to attract users to our Web sites
•	Our ability to monetize new products

•	Our ability to attract advertisers
•	The amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure
•	Our focus on long term goals over short term results
•	The results of any investments in risky projects
•	Payments that may be made in connection with the resolution of litigation matters
•	General economic conditions and those economic conditions specific to Corporations, the Internet and Internet advertising
•	Our ability to keep our Web sites operational at a reasonable cost and without service interruptions
•	Geopolitical events such as war, threat of war or terrorist actions
•	Our ability to generate revenues through licensing, subscriptions and revenue share
Because our business is changing and evolving, our historical operating results may not be useful in predicting our future operating results.

We face significant competition from Microsoft, Google and Enterprise Search vendors.

We face formidable competition in every aspect of our business, and particularly from other companies that seek to provide sophisticated search tools for increased productivity both on the internet, the desktop and wireless devices. Currently, we consider our primary competitors on the desktop to be Microsoft and Google. Microsoft and Google have a variety of products, services and content that directly competes with us. Although we do not directly compete in the Enterprise search market, vendors such as Oracle, SAP and SAS amongst others offer desktop search to complement their existing product line to offer a full service solution. However search technology is evolving to context search, commonly called the semantic web. The company believes that it is well positioned to provide innovative solutions in this evolving market but there are no assurances that these new technologies will be rapidly deployed or that the company can achieve a leadership position.

Microsoft, Google and others have more employees and cash resources than we do. These companies also have longer operating histories and more established relationships with customers. They can use their experience and resources against us in a variety of competitive ways, including by product bundling, making acquisitions, investing more aggressively in research and development and competing more aggressively for end users. Microsoft and Google also have a greater ability to attract and retain users than we do because they operate Internet portals with a broad range of products, services and content. In addition Microsoft and Google can vertically integrate with wireless devices by embedding search algorithms in the devices operating system, e.g. Android. To date the company has not attempted to offer products compatible with Apple computers and wireless devices due the significant differences in operating systems. As the IPhone achieves significant market share, such a limitation may become significant.

If we do not continue to innovate and provide products and services that are useful to users, we may not remain competitive, and our revenues and operating results could suffer.

Our success depends on providing products and services that people use for a high quality search experience. We believe that keyword search will evolve to semantic search and that context driven search from the desktop will significantly enhance internet searches yielding better results for end users. We believe that the end user will require more control on searches and that the web will become more specialized and fragmented with advertisers more focused on ROI and consummating sales transactions. Although representing a significant opportunity, our competitors are constantly developing innovations in Web search, desktop search and providing information to people. As a result, we must continue to invest significant resources in research and development in order to enhance our search technology and our existing products and services and introduce new high-quality products and services that people will use. If we are unable to predict user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose end users who currently pay us for a leading technology. Our operating results would also suffer if our innovations were not responsive to the needs of our users and are not appropriately timed with market opportunity, effectively brought to market or well received in the market place. As search technology continues to develop, our competitors may be able to offer search results that are, or that are perceived to be, substantially similar or better than those generated by our search services.

Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, our ability to expand our base of users will be impaired and our business and operating results will be harmed.

We believe that the brand identity that we have developed has significantly contributed to the success of our business. We also believe that maintaining and enhancing the Company’s brand is critical to expanding our base of users. Maintaining and enhancing our brand may require us to make substantial investments and these investments may not be successful. If we fail to promote and maintain the Copernic® brand, or if we incur excessive expenses in this effort, our business, operating results and financial condition will be materially and adversely affected. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brand may become increasingly difficult and expensive. Maintaining and enhancing our brand will depend largely on our ability to continue to provide high quality products and services, which we may not do successfully.

We generate all of our revenue from software licensing, maintenance and subscription fees for the use of our products, and the reduction of spending by or loss of customers could seriously harm our business.

If we are unable to remain competitive and provide value to our end users, they may stop promoting our solutions, pay maintenance fees or renew annual subscription fees, which could negatively affect our net revenues and business. Copernic has on-going efforts to maintain high quality products to provide a high degree of confidence to our customer base that Copernic products are leading edge, state of the art solutions to searching for information and that the company will maintain and renew these products with new enhancements as technology further develops. This positioning improves the brand, strengthens viral marketing and continuously grows our paying subscriber base.

We make investments in new products and services that may not be profitable.

We have made and will continue to make investments in research, development and marketing for new products, services and technologies. Our success in this area depends on many factors including our innovativeness, development support, marketing and distribution. We may not achieve significant revenue from a new product for a number of years, if at all. For the years 2007 and 2008 and for the three first quarters in 2009, we did not generate significant revenues from licensing Copernic® software and it cannot be assured that significant revenue will be generated from the licensing of Copernic® software going forward. In addition, our competitors are constantly improving their competing software, and if we fail to innovate and remain competitive our revenues from software licensing will decline.

Volatility of stock price and trading volume could adversely affect the market price and liquidity of the market for our Common Shares.

Our Common Shares are subject to significant price and volume fluctuations, some of which result from various factors including (a) changes in our business, operations, and future prospects, (b) general market and economic conditions, and (c) other factors affecting the perceived value of our Common Shares, including the current threat of delisting from Nasdaq Capital Markets. Significant price and volume fluctuations have particularly impacted the market prices of equity securities of many technology companies including without limitation those providing communications software or Internet-related products and services. Some of these fluctuations appear to be unrelated or disproportionate to the operating performance of such companies. The market price and trading volume of our Common Shares have been, and may likely continue to be, volatile, experiencing wide fluctuations. In addition, the stock market in general, and market prices for Internet-related companies in particular, have experienced volatility that often has been unrelated to the operating performance of such companies.  These broad market and industry fluctuations have adversely affected the price of our stock, regardless of our operating performance.

On June 16, 2008 a notice from NASDAQ Listing Qualifications was received by the Company.  The notice stated that for the last 30 consecutive business days, the bid price of the Company’s common stock had closed below the minimum $1.00 per share requirement for continued inclusion under Marketplace Rule 4310(c)(4) (the “Rule”). Therefore, in accordance with Marketplace Rule 4310(c)(8)(D), the Company was provided 180 calendar days, or until December 15, 2008 to regain compliance. If, at any time before December 15, 2008, the bid price of the Company’s common stock closed at $1.00 per share or more for a minimum of 10 consecutive business days, NASDAQ Staff would provide written notification that it complied with the Rule. If compliance with this Rule could not be demonstrated by December 15, 2008, NASDAQ Staff would determine whether the Company meets The NASDAQ Capital Market initial listing criteria as set forth in Marketplace Rule 4310(c), except for the bid price requirement. If it met the initial listing criteria, NASDAQ Staff would notify the Company that it has been granted an additional 180 calendar day compliance period. If the Company was not eligible for an additional compliance period, NASDAQ Staff would provide written notification that the Company’s securities would be delisted. At that time, the Company could appeal NASDAQ Staff’s determination to delist its securities to a Listing Qualifications Panel (the “Panel”). These circumstances could adversely impact trading in our Common Shares and could also adversely affect our ability to access capital.

On October 22, 2008, the Company received a NASDAQ Notice, indicating that the Company has received an extension to comply with the minimum bid price requirement for continued listing.

The notice stated: “Given these extraordinary market conditions, NASDAQ has determined to suspend enforcement of the bid price and market value of publicly held shares requirements through Friday, January 16, 2009. In that regard, on October 16, 2008, NASDAQ filed an immediately effective rule change with the Securities and Exchange Commission to implement the suspension. As a result, all companies presently in a bid price or market value of publicly held shares compliance period will remain at that same stage of the process and will not be subject to being delisted for these concerns. These rules will be reinstated on Monday, January 19, 2009 and the first relevant trade date will be Tuesday, January 20, 2009.

Since your company had 59 calendar days remaining in its compliance period as of October 16th, it will, upon reinstatement of the rules, still have this number of days, or until March 19, 2009, to regain compliance. The company can regain compliance, either during the suspension or during the compliance period resuming after the suspension, by achieving a $1 closing bid price for a minimum of 10 consecutive trading days”.

On December 19, 2008, NASDAQ issued an issuer alert #2008-005A stating “Given the continued extraordinary market conditions, NASDAQ is extending the suspension of the bid price and market value of publicly held shares requirements. Enforcement of these rules is scheduled to resume on Monday, April 20, 2009. Any company in the compliance process for a bid price or market value of publicly held shares concern will continue to be “frozen” at the same stage of the process until the end of the suspension. However, a company could be delisted for other reasons during the suspension. NASDAQ staff will contact each company affected by this extension and notify those that regain compliance with these requirements during the suspension. NASDAQ will continue to monitor closely these circumstances.” The Company had 59 calendar days remaining in its compliance period, and therefore, with the new extension, it has until June 18, 2009 to effect compliance.

On March 18, 2009, the Company received a NASDAQ Notice, indicating that the Company has received an extension to comply with the minimum bid price requirement for continued listing. The NASDAQ Notice discussed a proposed rule change to extend until July 19, 2009, the temporary suspension of the continued listing requirements related to bid price and market value of publicly held shares for listing on NASDAQ Stock Market. Since Copernic had 59 calendar days remaining in its compliance period, it will, upon reinstatement of the rules, still have this number of days, or until September 18, 2009 to regain compliance. The Company can regain compliance, either during the suspension or during the compliance period resuming after the suspension, by achieving a $1 closing bid price for a minimum of 10 consecutive trading days.

On July 13, 2009 the Company received another letter from NASDAQ extending the temporary suspension, which means that the Company has until September 30, 2009 to comply with the minimum bid requirement for continued listing. Based on discussions with the SEC, NASDAQ does not expect any further extensions of the suspension. In order to satisfy NASDAQ Capital Market’s minimum bid price requirement for continued listing, the Company’s shares must trade at the minimum bid price requirement for a minimum of ten consecutive trading days. Therefore the Company announced on July 21 that it intends to seek shareholder approval to complete a share consolidation on the basis of one (1) post consolidation common share for every two (2) to ten (10) pre-consolidation shares. The exact consolidation factor will be determined at the discretion of the board of directors. The proposed share consolidation is subject to shareholder approval, and to this end, will be submitted for approval by the shareholders at a special shareholders’ meeting scheduled to take place on Friday September 11, 2009 at 10 am at the offices of Fasken Martineau DuMoulin at 800 Place Victoria, 37th Floor, Montreal, Quebec. In addition to obtaining the requisite shareholder approval, the proposed share consolidation is subject to the ultimate discretion of the board of directors to implement the share consolidation.
In the event that the Consolidation Resolution does not receive the requisite approval, the articles will remain unchanged and then in all likelihood, the Company will not maintain its listing or re-list on any other exchange, or secondary markets, which could severely restrict trading activity in the common shares.

Furthermore despite the anticipated increase in the market value of the Company’s common shares following the Consolidation, the future effect of the Consolidation on the market price of the Company’s common shares cannot be accurately predicted.

In particular, there is no guarantee that after the Consolidation the price for the Company’s common shares will range between two (2) and ten (10) times the market price for common shares immediately prior to the Consolidation. This is particularly the case since there are numerous factors and contingencies which could affect such market price, including the status of the market for the common shares at the time, the Company’s reported results of operations in future periods and the general economic, political, stock market and industry conditions.

During a special meeting of the shareholders on September 11, 2009, the consolidation of issued and outstanding shares was approved effective as of September 14, 2009. The consolidation factor was 7:1. No fractional shares were issued and those shareholders who otherwise would have been entitled to receive fractional shares had their post-consolidation shareholdings rounded up to the next whole common share. The purpose of the Consolidation was to allow the Company to achieve compliance with the NASDAQ Capital Market's minimum bid requirement for continued listing. Prior to the completion of the Consolidation, the Company had 14,637,531 common shares outstanding, and upon completion of the Consolidation, the Company had approximately 2,091,437 common shares outstanding.

As at September 30, 2009, the Company’s closing stock price was $1.88.

Infringement and liability claims could damage our business.

Companies in the Internet, technology and media industries own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition and become increasingly high profile, the possibility of intellectual property rights claims against us grows. Our technologies may not be able to withstand any third-party claims or rights against their use. Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate or settle and could divert resources and attention. In addition, many of our agreements with our advertisers require us to indemnify certain third-party intellectual property infringement claims, which would increase our costs as a result of defending such claims and may require that we pay damages if there were an adverse ruling in any such claims. An adverse determination also could prevent us from offering our services to others and may require that we procure substitute services for these members.

With respect to any intellectual property rights claim, to resolve these claims, we may enter into royalty and licensing agreements on less favourable terms, pay damages or stop using technology or content found to be in violation of a third party’s rights. We may have to seek a license for the technology or content, which may not be available on reasonable terms and may significantly increase our operating expenses. The technology or content also may not be available for license to us at all. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense, or stop using the content. If we cannot license or develop technology or content for the infringing aspects of our business, we may be forced to limit our product and service offerings and may be unable to compete effectively. Any of these results could harm our brand and operating results.

In addition, we may be liable to third-parties for content in the advertising we deliver if the artwork, text or other content involved violates copyright, trademark, or other intellectual property rights of third-parties or if the content is defamatory. Any claims or counterclaims could be time-consuming, could result in costly litigation and could divert management’s attention.

Additionally, we may be subject to legal actions alleging patent infringement, unfair competition or similar claims. Others may apply for or be awarded patents or have other intellectual property rights covering aspects of our technology or business. For example, we understand that X1 has won a patent to provide search results as you type a function utilised by other companies including Copernic Inc.

An inability to protect our intellectual property rights could damage our business.

We rely upon a combination of trade secret, copyright, trademark, patents and other laws to protect our intellectual property assets. We have entered into confidentiality agreements with our management and key employees with respect to such assets and limit access to, and distribution of, these and other proprietary information. However, the steps we take to protect our intellectual property assets may not be adequate to deter or prevent misappropriation. We may be unable to detect unauthorized uses of and take appropriate steps to enforce and protect our intellectual property rights. Additionally, the absence of harmonized patent laws between the United States and Canada makes it more difficult to ensure consistent respect for patent rights. Although senior management believes that our services and products do not infringe on the intellectual property rights of others, we nevertheless are subject to the risk that such a claim may be asserted in the future. Any such claims could damage our business.

Working capital may be inadequate.

For the years ended December 31, 1999 through the year ended December 31, 2003, for the years ended December 31, 2005 to December 31, 2008 and for the nine-month period ended September 30, 2009, we have reported net losses from continuing operations. On June 30, 2009, the sale of Mamma.com and its AD Network for $5 million was consummated. The purchase price is to be paid in equal payments of $200,000 per month for 25 months beginning at the end of Q3 2009. Management considers that liquidities as at September 30, 2009 will be sufficient to meet normal operating requirements throughout September 30, 2010. In the long term, we may require additional liquidity to fund growth, which could include additional equity offerings or debt finance. No assurance can be given that we will be successful in getting required financing in the future or that positive cash flow will be generated in the future.

The asset sale of Mamma.com and its AD Network

On June 30, 2009, the Company entered into an asset purchase agreement with Empresario, Inc., a private company located in Chicago, Illinois (the “Purchaser”), to sell certain of its assets relating to Mamma.com and its AD network which is comprised of third party publishers of search queries and advertisers who generate search results in an auction process that ranks the highest paid results to be delivered to the search query originator who completes the transaction by “clicking” on a desiring result (the “AD Network”), (Mamma.com and AD Network collectively referred to as the “Mamma Unit”) for a total consideration of $5 million plus interest (the “Transaction”).

Subject to the terms of the Asset Purchase Agreement, the Company has sold its Mamma Unit for $5 Million to be paid in equal monthly instalments of $200,000 over 25 months (“Payments”) to the Purchaser. The first Monthly Payment was due on September 15, 2009 and, subject to adjustments pursuant to the Asset Purchase Agreement, the last Monthly Payment shall be payable on September 15, 2011. Interest shall accrue from the date of purchase on a monthly basis on the balance of the purchase price and any other amount payable under the Asset Purchase Agreement at a nominal interest rate of 4% compounded monthly and payable no later than 30 days after the date of the last Monthly Payment. Should the Purchaser make a Monthly Payment of less than US$200,000, the Purchaser shall pay an amount equal to the difference between $200,000 and the actual amount of the Monthly Payment made by the Purchaser within 90 days of the date that such Monthly Payment was made to the Company. The shortfall amount shall bear interest at a rate of 4% per annum compounded monthly and shall be payable no later than 30 days after the date of the last Monthly Payment. If the Purchaser fails to perform or observe any one of its obligations under the Asset Purchase Agreement including, without limitation, in the event of (i) a shortfall amount equal to or more than $50,000 becoming due and payable, or (ii) a shortfall amount remaining unpaid by the Purchaser at the end of the 90-day period, the Purchaser be considered to be in default of the Asset Purchase Agreement and the Company may immediately terminate the Asset Purchase Agreement. Furthermore, after having given notice, the Company may on its absolute discretion, enter the premises where the Purchased Assets are located and take immediate possession of them.
There can be no assurance that the purchaser will not be in default, that in the case of repossession value can be maintain by operating the asset, or that the asset can be re-sold.

Goodwill may be written-down in the future.

Goodwill is evaluated for impairment annually, or when events or changed circumstances indicate impairment may have occurred. Management monitors goodwill for impairment by considering estimates including discount rate, future growth rates, amounts and timing of estimated future cash flows, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the goodwill. Consequently, our goodwill, which amounts to approximately $3.4M as at September 30, 2009, may be written-down in the future which could adversely affect our financial position.

Long-lived assets may be written-down in the future.

The Company assesses the carrying value of its long-lived assets, which include property and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Management monitors long-lived assets for impairment by considering estimates including discount rate, future growth rates, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets. Consequently, our long-lived assets, which amount to approximately $0.5M as at September 30, 2009, may be written-down in the future.

Security breaches and privacy concerns may negatively impact our business.

Consumer concerns about the security of transmissions of confidential information including customer profiling over public telecommunications facilities is a significant barrier to increased electronic commerce and communications on the Internet that are necessary for growth of the Company’s business. Many factors may cause compromises or breaches of the security systems we use or other Internet sites use to protect proprietary information, including advances in computer and software functionality or new discoveries in the fields of cryptography and processor design. A compromise of security on the Internet would have a negative effect on the use of the Internet for commerce and communications and negatively impact our business.

Security breaches of their activities or the activities of their customers and sponsors involving the storage and transmission of proprietary information, such as credit card numbers, may expose our operating business to a risk of loss or litigation and possible liability. We cannot assure you that the measures in place are adequate to prevent security breaches.

Our business is subject to a variety of U.S. and foreign laws that could subject us to claims or other remedies based on the nature and content of the information searched or displayed by our products and services, and could limit our ability to provide information regarding regulated industries and products.

The laws relating to the liability of providers of online services for activities of their users are currently unsettled both within the U.S. and abroad. Claims have been threatened and filed under both U.S. and foreign law for defamation, libel, invasion of privacy and other data protection claims, tort, unlawful activity, copyright or trademark infringement, or other theories based on the nature and content of the materials searched and the ads posted or the content generated by our users. Increased attention focused on these issues and legislative proposals could harm our reputation or otherwise affect the growth of our business.

The application to us of existing laws regulating or requiring licenses for certain businesses of our advertisers, including, for example, distribution of pharmaceuticals, adult content, financial services, alcohol or firearms and online gambling, can be unclear. Existing or new legislation could expose us to substantial liability, restrict our ability to deliver services to our users, limit our ability to grow and cause us to incur significant expenses in order to comply with such laws and regulations.

Several other federal laws could have an impact on our business. Compliance with these laws and regulations is complex and may impose significant additional costs on us. For example, the Digital Millennium Copyright Act has provisions that limit, but do not eliminate, our liability for listing or linking to third-party Web sites that include materials that infringe copyrights or other rights, so long as we comply with the statutory requirements of this act. The Children’s Online Protection Act and the Children’s Online Privacy Protection Act restrict the distribution of materials considered harmful to children and impose additional restrictions on the ability of online services to collect information from minors. In addition, the Protection of Children from Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances. Any failure on our part to comply with these regulations may subject us to additional liabilities.

Changes in key personnel, labour availability and employee relations could disrupt our business.

Our success is dependent upon the experience and abilities of our senior management and our ability to attract, train, retain and motivate other high-quality personnel, in particular for our technical and sales teams. There is significant competition in our industries for qualified personnel. Labour market conditions generally and additional companies entering industries which require similar labour pools could significantly affect the availability and cost of qualified personnel required to meet our business objectives and plans. There can be no assurance that we will be able to retain our existing personnel or that we will be able to recruit new personnel to support our business objectives and plans. Currently, none of our employees are unionized. There can be no assurance, however, that a collective bargaining unit will not be organized and certified in the future. If certified in the future, a work stoppage by a collective bargaining unit could be disruptive and have a material adverse effect on us until normal operations resume.

Strategic acquisitions and market expansion present special risks.

A future decision to expand our business through acquisitions of other businesses and technologies presents special risks. Acquisitions entail a number of particular problems, including (i) difficulty integrating acquired technologies, operations, and personnel with the existing businesses, (ii) diversion of management’s attention in connection with both negotiating the acquisitions and integrating the assets as well as the strain on managerial and operational resources as management tries to oversee larger operations, (iii) exposure to unforeseen liabilities relating to acquired assets, and (iv) potential issuance of debt instruments or securities in connection with an acquisition possessing rights that are superior to the rights of holders of our currently outstanding securities, any one of which would reduce the benefits expected from such acquisition and/or might negatively affect our results of operations. We may not be able to successfully address these problems. We also face competition from other acquirers, which may prevent us from realizing certain desirable strategic opportunities.

We do not plan to pay dividends on the Common Shares.

The Company has never declared or paid dividends on its shares of Common Shares. The Company currently intends to retain any earnings to support its working capital requirements and growth strategy and does not anticipate paying dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of the Company’s Board of Directors after taking into account various factors, including the Company’s financial condition, operating results, current and anticipated cash needs and plans for expansion.

Rapidly evolving marketplace and competition may adversely impact our business.

The markets for our products and services are characterized by (i) rapidly changing technology, (ii) evolving industry standards, (iii) frequent new product and service introductions, (iv) shifting distribution channels, and (v) changing customer demands. The success of the Company will depend on its ability to adapt to its rapidly evolving marketplaces. There can be no assurance that the introduction of new products and services by others will not render our products and services less competitive or obsolete. We expect to continue spending funds in an effort to enhance already technologically complex products and services and develop or acquire new products and services. Failure to develop and introduce new or enhanced products and services on a timely basis might have an adverse impact on our results of operations, financial condition and cash flows. Unexpected costs and delays are often associated with the process of designing, developing and marketing enhanced versions of existing products and services and new products and services. The market for our products and services is highly competitive, particularly the market for Internet products and services which lacks significant barriers to entry, enabling new businesses to enter this market relatively easily. Competition in our markets may intensify in the future. Numerous well-established companies and smaller entrepreneurial companies are focusing significant resources on developing and marketing products and services that will compete with the Company’s products and services. Many of our current and potential competitors have greater financial, technical, operational and marketing resources. We may not be able to compete successfully against these competitors. Competitive pressures may also force prices for products and services down and such price reductions may reduce our revenues.

To the extent that some of our revenues and expenses are paid in foreign currencies, and currency exchange rates become unfavourable, we may lose some of the economic value in U.S. dollar terms.

Although we currently transact a majority of our business in U.S. dollars, as we expand our operations, more of our customers may pay us in foreign currencies. Conducting business in currencies other than U.S. dollars subjects us to fluctuations in currency exchange rates. This could have a negative impact on our reported operating results. We do not currently engage in hedging strategies, such as forward contracts, options and foreign exchange swaps related to transaction exposures to mitigate this risk. If we determine to initiate such hedging activities in the future, there is no assurance these activities will effectively mitigate or eliminate our exposure to foreign exchange fluctuations. Additionally, such hedging programs would expose us to risks that could adversely affect our operating results, because we have limited experience in implementing or operating hedging programs. Hedging programs are inherently risky and we could lose money as a result of poor trades. In Q3 2009, the net results were increased by approximately $83,000 due to the fluctuation of foreign currencies. For the nine-month period ended September 30, 2009, the increase of the net results is $255,000. For the continuing operations, the revenues are mostly in US currency and most of the expenses are paid in foreign currencies.

Higher inflation could adversely affect our results of operations and financial condition.

We do not believe that the relatively moderate rates of inflation experienced in the United States and Canada in recent years have had a significant effect on our revenues or profitability. Although higher rates of inflation have been experienced in a number of foreign countries in which we might transact business, we do not believe that such rates have had a material effect on our results of operations, financial condition and cash flows. For the next twelve months inflationary pressures are not anticipated, nevertheless high inflation could have a material, adverse effect on the Company’s results of operations, financial condition and cash flows, if it were to occur.

Risks related to the economic environment

The activities of Copernic are subject to the influence of the general economic environment. We believe that the current difficult economic situation has negatively affected business activities amongst customers of Copernic and, consequently the demand for our products in the three first quarters of 2009. Management continues to focus on the distribution network and corporate sales to reduce its exposure to the less than favourable economy. However there are no assurances that the economic situation will improve in the short term or that management’s offset programs will be successful.

Forward-Looking Statements

Information contained in this Management’s Discussion and Analysis of Financial Condition and Results of Operations includes forward-looking statements, which can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “desires,” “will,” “should,” “projects,” “estimates,” “contemplates,” “anticipates,” “intends,” or any negative such as “does not believe” or other variations thereof or comparable terminology. No assurance can be given that potential future results or circumstances described in the forward-looking statements will be achieved or occur. Such information may also include cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the projections and other expectations described in such forward-looking statements.  Prospective investors, customers, vendors and all other persons are cautioned that forward-looking statements are not assurances, forecasts or guarantees of future performance due to related risks and uncertainties, and that actual results may differ materially from those projected. Factors which could cause results or events to differ from current expectations include, among other things:  the severity and duration of the adjustments in our business segments; the effectiveness of our restructuring activities, including the validity of the assumptions underlying our restructuring efforts; fluctuations in operating results; the impact of general economic, industry and market conditions; the ability to recruit and retain qualified employees; fluctuations in cash flow; increased levels of outstanding debt; expectations regarding market demand for particular products and services and the dependence on new product/service development; the ability to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; the impact of rapid technological and market change; the impact of price and product competition; the uncertainties in the market for Internet-based products and services; stock market volatility; the trading volume of our stock; the possibility of delisting our stock since the Company may not satisfy the requirements for continued listing on the NASDAQ Capital Market including whether the minimum bid price for the stock falls below $1; and the adverse resolution of litigation. For additional information with respect to these and certain other factors that may affect actual results, see the reports and other information filed or furnished by the Company with the United States Securities and Exchange Commission (“SEC”) and/or the Ontario Securities Commission (“OSC”) respectively accessible on the Internet at www.sec.gov and www.sedar.com, or the Company’s Web site at www.copernic.com. All information contained in these audited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations is qualified in its entirety by the foregoing and reference to the other information the Company files with the OSC and SEC. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

On behalf of Management,
Quebec City, Canada
November 12, 2009

Disclosure Controls and Procedures

We are responsible for establishing and maintaining a system of disclosure controls and procedures, as defined in Rule 13a-15 (e) under the Securities Exchange Act of 1934, (the “Exchange Act”) designed to ensure that information we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

We carried out an evaluation, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, as to the effectiveness of our disclosure controls and procedures as of September 30, 2009.

Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of September 30, 2009.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) of the Exchange Act as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Generally Accepted Accounting Principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Projections of any assessment of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management evaluated the effectiveness of our internal control over financial reporting as of September 30, 2009. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control — Integrated Framework.”

Based on our evaluation under the framework in Internal Control-Integrated Framework, management concluded that our internal control over financial reporting was effective as of September 30, 2009.

It should be noted that while management believes that current disclosure and internal controls and procedures provide a reasonable level of assurance, it cannot be expected that existing disclosure controls and procedures or internal financial controls will prevent all human error and circumvention or overriding of the controls and procedures. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Changes in Internal Control Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company have evaluated whether there were changes to its internal control over financial reporting during the nine-month period ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting. In spite of the change of CFO, no such significant changes were identified through their evaluation.

It should be noted that while management believes that current disclosure and internal controls and procedures provide a reasonable level of assurance, it cannot be expected that existing disclosure controls and procedures or internal financial controls will prevent all human error and circumvention or overriding of the controls and procedures. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Capital Stock Information

The following table discloses the Company’s outstanding share data:

Number of issued and outstanding common shares as at September 30, 2009	Book value as at September 30, 2009 under Canadian GAAP	Book value as at September 30, 2009 under US GAAP
2,091,437	$96,556,485	$113,326,055

As at September 30, 2009, the Company also had no warrants and 119,485 stock options outstanding.

Copernic   Inc.
Interim Consolidated Balance Sheets
(unaudited) (expressed in U.S. dollars)

	As at September 30, 2009 $	As at December 31, 2008 $ (audited)
Assets

Current assets
Cash and cash equivalents	438,556	2,067,705
Temporary investments	4,003,761	3,005,227
Accounts receivable	256,975	907,560
Income taxes receivable	244,818	110,121
Balance of sale receivable (Note 10)	2,032,834	-
Prepaid expenses	164,917	170,864
	7,141,861	6,261,477

Balance of sale receivable (Note 10)	2,466,192	-

Property and equipment	149,507	240,094

Intangible assets	375,245	918,485

Goodwill	3,362,003	3,362,003

	13,494,808	10,782,059

Liabilities

Current liabilities
Accounts payable and accrued liabilities	992,186	991,142
Deferred revenue	158,533	156,789
Deferred rent	2,180	4,805
Current portion of obligations under capital lease (Note 5)	61,409	57,267

	1,214,308	1,210,003

Obligations under capital lease (Note 5)	8,572	39,992
Future income taxes	98,821	259,848

Commitments (Note 8)

Shareholders’ Equity

Capital stock (Note 4)
Authorized
Unlimited number of common shares, no par value
Issued and outstanding
2,091,437 common shares	96,556,485	96,556,485

Additional paid-in capital	5,831,746	5,747,028

Accumulated other comprehensive income	561,137	561,137

Accumulated deficit	(90,776,261)	(93,592,434)

	12,173,107	9,272,216

	13,494,808	10,782,059

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors

s/sDavid Goldman David Goldman, Chairman of the Board	s/s Irwin Kramer Irwin Kramer, Director and Chair of the Audit Committee

Copernic   Inc.
Interim Consolidated Statements of Operations
(unaudited) (expressed in U.S. dollars)

	For the nine months ended September 30,		For the three months ended September 30,
	2009 $	2008 $	2009 $	2008 $

Revenues	1,280,083	1,524,797	353,293	497,527

Cost of revenues	55,168	88,825	25,725	25,343

Gross Margin	1,224,915	1,435,972	327,568	472,184

Expenses
Marketing, sales and services	431,931	314,247	146,777	53,641
General and administration	1,763,411	2,382,655	616,796	766,075
Product development and technical support	854,017	1,521,583	297,076	474,082
Amortization of property and equipment	87,075	88,190	32,845	23,023
Amortization of intangible assets	538,394	735,597	182,531	245,344
Restructuring charges	20,624	31,391	(4,998)	31,391
Interest and other income	(184,707)	(122,574)	(161,025)	(22,704)
Gain on disposal of an investment	(169,239)	-	-	-
Loss (gain) on foreign exchange	47,129	(6,222)	37,118	21,819
	3,388,635	4,944,867	1,147,120	1,592,671

Income (loss) from operations before income taxes and discontinued operations	(2,163,720)	(3,508,895)	(819,552)	1,120,487

Current income taxes	1,498	9,072	-	450
Future income taxes recovey	(161,027)	(217,952)	(53,676)	(72,651)

Net loss from continuing operations	(2,004,191)	(3,300,015)	(765,876)	(1,048,286)

Net income from discontinued operations (Note 10)	4,820,364	1,069,748	(55,858)	426,609

Net income (loss) for the period	2,816,173	(2,230,267)	(821,734)	(621,677)

Basic and diluted loss from continuing operations per share	(0.96)	(1.58)	(0.37)	(0.50)
Basic and diluted earnings (loss) per share	1.35	(1.07)	(0.39)	(0.30)

Weighted average number of common shares outstanding (Note 4)
Basic	2,091,437	2,091,437	2,091,437	2,091,437
Diluted	2,091,932	2,091,437	2,091,437	2,091,437

The accompanying notes are an integral part of these interim consolidated financial statements.

Copernic   Inc.
Interim Consolidated Statements of Shareholders’Equity
(unaudited) (expressed in U.S. dollars)
________________________________________________________________________________________________________________________________

	Number of common shares	Common shares $	Additional paid-in Capital $	Accumulated Other Comprehensive Income $	Accumulated deficit $	Total $
Balance, December 31, 2008	2,091,437	96,556,485	5,747,028	561,137	(93,592,434)	9,272,216
Stock-based compensation			84,718			84,718
Comprehensive income:
Net income for the period					2,816,173	2,816,173
Comprehensive income					2,816,173	2,816,173

Balance, September 30, 2009	2,091,437	96,556,485	5,831,746	561,137	(90,776,261)	12,173,107

	Number of common shares	Common shares $	Additional paid-in Capital $	Accumulated Other Comprehensive Income $	Accumulated deficit $	Total $

Balance, December 31, 2007	2,091,437	96,556,485	5,784,502	561,137	(87,101,730)	15,800,394
Stock-based compensation			(31,613)			(31,613)
Comprehensive income:
Net loss for the period					(2,230,267)	(2,230,267)
Comprehensive income					(2,230.267)	(2,230,267)

Balance, September 30, 2008	2,091,437	96,556,485	5,752,889	561,137	(89,331,997)	13,538,514

The accompanying notes are an integral part of these interim consolidated financial statements.

Copernic   Inc.
Interim Consolidated Statements of Cash Flows
(unaudited) (expressed in U.S. dollars)

	For the nine months		For the three months
	ended September 30,		ended September 30,
	2009 $	2008 $	2009 $	2008 $
Cash flows from (used for)

Operating activities
Loss from continuing operations	(2,004,191)	(3,300,015)	(765,876)	(1,048,286)
Adjustments for
Amortization of property and equipment	87,075	88,190	32,845	23,023
Amortization of intangible assets	538,394	735,597	182,531	245,344
Employee stock-based compensation	84,718	13,566	29,493	(37,530)
Future income taxes	(161,027)	(217,952)	(53,676)	(72,651)
Write-down of property and equipment	-	(456)	-	(456)
Gain on disposal of an investment	(169,239)	-	-	-
Accreted interest on balance of sale receivable	(126,093)	-	(126,093)	-
Unrealized loss (gain) on foreign exchange	8,502	(6,281)	4,785	(3,850)
Net change in non-cash working capital items	178,939	(830,735)	137,571	(104,738)

Cash and cash equivalents used for operating activities from continuing operations	(1,562,922)	(3,518,086)	(558,420)	(999,144)

Investing activities
Net change in cash and cash equivalents from discontinued operations (Note 10)	765,357	1,101,812	181,648	460,167
Proceeds on the disposal of an investment	169,239	-	-	-
Purchase of intangible assets	(3,224)	(5,056)	-	-
Purchase of property and equipment	(28,897)	(13,042)	(5,423)	(5,257)
Capital payment on balance of sale receivable	74,297	-	74,297	-
Net decrease (increase) in temporary investments	(998,534)	3,965,384	(3,406)	-

Cash and cash equivalents from (used for) investing activities	(21,762)	5,049,098	247,116	454,910

Financing activities
Repayment of obligations under capital lease	(44,465)	(43,901)	(16,922)	(15,431)

Cash and cash equivalent used for financing activities	(44,465)	(43,901)	(16,922)	(15,431)

Net change in cash and cash equivalents during the period:	(1,629,149)	1,487,111	(328,226)	(559,665)

Cash and cash equivalents – Beginning of period	2,067,705	2,907,028	766,782	4,953,804

Cash and cash equivalents – End of period	438,556	4,394,139	438,556	4,394,139
Cash and cash equivalents comprise:
Cash	438,556	4,394,139	438,556	4,394,139
Short-term investments	-	-	-	-
	438,556	4,394,139	438,556	4,394,139

The accompanying notes are an integral part of these interim consolidated financial statements.

Copernic   Inc.
Interim Consolidated Statements of Cash Flows
(unaudited) (expressed in U.S. dollars)

	For the nine months ended September 30,		For the three months ended September 30,
	2009 $	2008 $	2009 $	2008 $
Supplemental cash flow information
Cash paid for interest	7,470	13,728	2,471	4,193
Cash paid for income taxes	1,498	9,072	-	450
Property and equipment acquired under capital lease obligations	8,685	18,471	8,685	-
Intangible assets acquired under capital lease obligations	-	6,106	-	-

Change in non-cash working capital items:
Decrease (increase) in assets
Accounts receivable	177,490	(60,979)	(3,823)	(54,498)
Income taxes receivable	(134,697)	(119,482)	(40,033)	(2,820)
Prepaid expenses	5,947	(51,476)	87,851	109,532
Increase (decrease) in liabilities:
Accounts payable and accrued liabilities	131,080	(582,343)	66,706	(116,463)
Deferred rent	(2,625)	(4,401)	(526)	(2,288)
Deferred revenue	1,744	(12,054)	27,396	(38,201)
Net change in non-cash working capital items	178,939	(830,735)	137,571	(104,738)

The accompanying notes are an integral part of these interim consolidated financial statements.

Copernic Inc.
Notes to Interim Consolidated Financial Statements
(unaudited) (expressed in U.S. dollars)

1.  Interim Financial Information

The financial statements as at September 30, 2009 and for the three and nine month periods ended September 30, 2009 and September 30, 2008 are unaudited. In the opinion of management, all adjustments necessary to fairly present the results of this period have been included. The adjustments made were of a normal-recurring nature. However, comparative figures were re-casted to reflect the sale of assets included in discontinued operations and to provide a basis for comparison with the current year’s presentation. These consolidated financial statements have been prepared in conformity with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). The financial statements follow the same accounting policies and methods of their application as the audited consolidated financial statements for the year ended December 31, 2008. The results of operations for the three and nine-month periods ended September 30, 2009 are not necessarily indicative of the operating results anticipated for the full year.

The disclosures in these interim consolidated financial statements do not conform in all respects to the requirements of Generally Accepted Accounting Principles for annual financial statements; therefore, these interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2008.

2.  Change in Accounting Policies

Changes Affecting 2009

CICA Section 3064 - Goodwill and Intangible Assets

In January 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets.  The objectives of Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing asset items that do not meet the definition and recognition criteria is eliminated. This standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. This Section applies to interim and annual periods beginning on or after October 1, 2008. The Company has adopted that new Section in the first quarter of 2009. The adoption of this new standard did not have any impact on the Company’s financial statements.

EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA approved E1C-173 Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. This guidance is applicable to fiscal periods ending on or after January 20, 2009. The Company has adopted that new guidance in the first quarter of 2009. The application of this new standard had no impact on the Company’s operating results or financial position.

Copernic Inc.
Notes to Interim Consolidated Financial Statements
(unaudited) (expressed in U.S. dollars)

Future Accounting Changes

Transition to International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to transition from Canadian GAAP to IFRS for interim and annual financial reporting purposes for fiscal years beginning on or after January 1, 2011 with comparative information. In May 2008, the Canadian Securities Administrators issued Staff Notice 52-320, which provides guidance on the disclosure of changes expected in accounting policies related to the change over IFRS. In accordance with the notice, the Company is required to provide an update of the Company’s IFRS conversion plan in each financial reporting period prior to conversion on January 1, 2011.

The Company started working on the conversion plan in Q4 2008 with the help of an external advisor. The project consists of three phases to be completed in order to change over to IFRS: the diagnostic, development and implementation.

The first phase includes the identification of significant differences between existing Canadian GAAP and IFRS that are relevant to the Company and a review of the alternatives available upon adoption. In Q4 2008, the Company performed a diagnostic review and established that the most significant differences for the Company between Canadian GAAP and IFRS relate to revenue recognition, property and equipment, leases, provisions, reporting currency, presentation and additional disclosure requirements under IFRS. Additional differences might be identified in the future as changes to IFRS standards are released.

The second phase includes identification, evaluation and selection of accounting policies necessary for the Company to change over to IFRS as well as potential first-time adoption exemptions. During this phase, the Company will assess the impact of the transition on the data system and internal control over financial reporting, the further training required for the financial team and the impact on business activities such as foreign currency, capital requirements, banking agreements or compensation arrangements. The Company began this phase in Q1 2009.

The implementation phase will integrate all the solutions into the Company’s financial system and processes that are necessary for the Company to convert to IFRS.

CICA Section 1582 – Business Combinations

Section 1582, “Business Combinations” replaces Section 1581 of the same title. The Section establishes new standards for the accounting for a business combination. This Section constitutes the GAAP equivalent to the corresponding International financial reportin standards ("IFRS"). This Section shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 and the Company will adopt this new Section as of such date upon its conversion to IFRS. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements and on future business combinations.

Copernic Inc.
Notes to Interim Consolidated Financial Statements
(unaudited) (expressed in U.S. dollars)

CICA Section 1601 - Consolidated Financial Statements and CICA Section 1602 - “Non-Controlling Interests”

Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests” together replace Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the consolidated financial statements subsequent to a business combination. These Sections constitute the GAAP equivalent to the corresponding IFRS. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011 and the Company will adopt these new Sections as of such date upon its conversion to IFRS. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the impact of the adoption of these new Sections on its consolidated financial statements.

CICA Section 3862 - Financial Instruments Disclosures

In June 2009, the CICA issued revisions release No. 54, which among others, includes several amendments to Section 3862 “Financial Instruments - Disclosures”. This Section has been amended to primarily include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosures. The amendments apply to annual financial statements relating to fiscal years ending after September 30, 2009. Earlier adoption is permitted. The Company is currently evaluating the requirements resulting from the amendments and would include the additional required disclosures in its consolidated financial statements as at and for the year ending December 31, 2009, upon its adoption of the amendments.

CICA Section 1506 - Accounting Changes

In July 2009, the CICA amended Handbook Section 1506, Accounting Changes, to exclude from its scope changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. The amendments apply to interim and annual financial statements relating to years beginning on or after July 1, 2009. The Company does not expect that adoption of these amendments will have a significant impact on the consolidated financial statements.

Copernic Inc.
Notes to Interim Consolidated Financial Statements
(unaudited) (expressed in U.S. dollars)

3.  Capital Structure Financial Policies

The Company’s objectives when managing capital are:

•     to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and

•     to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its assets. In order to maintain or adjust the capital structure, the Company may issue new shares, or sell assets to reduce its risk.

In order to maximize flexibility to finance its ongoing growth and expansion and be able to take advantage of additional new capital investment and acquisition opportunities, the Company does not currently pay a dividend. The Company is not subject to any capital requirements imposed by a regulator.

The Company’s capital is composed exclusively of shareholders’ equity. The Company’s primary uses of capital are to finance increases in non-cash working capital and capital expenditures. The Company currently funds these requirements out of its liquidities.

The primary measure used by the Company to monitor its liquidity situation by maintaining liquidities at a minimum of  cash used for operating activities from continuing operations of the previous year adjusted by net change in non-cash working capital items, current portion of obligations under capital leases and expected capital expenditures for the current year.

September 30, 2009
$
Cash used for operating activities from continuing operations	(1,562,922)
Add: Net change in non-cash working capital items	(178,939)
Current portion of obligations under capital leases	(44,465)
Minimum required liquidities for operating activities from continuing operations:
For nine months	(1,786,326)
Extrapolated on one (1) year	(2,381,768)
Cashing expected for the accounts receivable from discontinued operations	7,415
Cashing expected for balance of sale for current year	2,032,834
Expected payment for the accounts payable from discontinued operations	(34,594)
Expected capital expenditures for the next twelve (12) months	(15,000)

Minimum required liquidities for the next twelve (12) months	(391,113)

Total liquidities as at September 30, 2009	4,442,317
Minimum required liquidities for the next twelve (12) months	(395,000)
Expected available liquidities as at September 30, 2010	4,047,317

Copernic Inc.
Notes to Interim Consolidated Financial Statements
(unaudited) (expressed in U.S. dollars)

4. Capital Stock

During a special meeting of the shareholders on September 11, 2009, a consolidation of issued and outstanding shares was approved effective as of September 14, 2009. The consolidation factor was 7:1. All information related to shares, stock options and warrants in this document reflects this consolidation.

a) Stock Options and Warrants

Information with respect to stock option activity and warrants for the period ended September 30, 2009 is as follows:

	Options		Warrants
	Number of options	Weighted average exercise price $	Number of warrants	Weighted average exercise price $
Outstanding as of December 31, 2008	111,082	12.93	92,342	109.20
Granted	29,998	2.03
Forfeited	(12,953)	(11.81)
Expired	(8,642)	(32.70)	(92,342)	109.20
Outstanding as of September 30, 2009	119,485	8.88	-

b) Granting, Exercising and Cancellation of Stock Options

On March 4, 2009, the Company granted to an officer, 3,571 stock options at an exercise price of $1.33 expiring in five years.

On June 17, 2009, the Company granted to directors 17,856 stock options at an exercise price of $2.17 expiring in five years.

On June 30, 2009 the Company granted 8,571 stock options to officers and employees at an exercise price of $2.03 expiring in five years.

During the nine-month period ended September 30, 2009, 21,595 stock options were forfeited or expired.

The fair value of the options granted was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected option life (years)	3.0
Volatility	140.00%
Risk-free interest rate	1.71%
Dividend yield	nil

All outstanding warrants had expired as at the end of September 2009. This does not impact financial statements.

Copernic Inc.
Notes to Interim Consolidated Financial Statements
(unaudited) (expressed in U.S. dollars)

c) Stock-based Compensation Costs

For the three and nine-month periods ended September 30, 2009 and 2008, stock-based compensation costs by department were as follows:

	For the nine months ended September 30,		For the three months ended September 30,
	2009 $	2008 $	2009 $	2008 $
General and administration	61,936	21,768	19,898	(56,808)
Marketing, sales and services	3,573	(53,191)	1,395	578
Product development and technical support	19,209	44,989	8,200	18,700
Total for continuing operations	84,718	13,566	29,493	(37,530)
Total for discontinued operations	-	(45,179)	-	(5,746)
Total	84,718	(31,613)	29,493	(43,276)

5. Obligations under Capital Lease

As at September 30, 2009, future minimum payments under capital lease obligations are as follows:

	As at September 30, 2009 $	As at December 31, 2008 $

2009	18,915	65,302
2010	46,840	39,697
2011	4,618	2,188
2012	2,154	-
2013	2,154	-
2014	1,617	-
	76,298	107,187

Less: Interest (10.75%)	6,317	9,928

Less: Current portion	61,409	57,267

	8,572	39,992

Copernic Inc.
Notes to Interim Consolidated Financial Statements
(unaudited) (expressed in U.S. dollars)

6.  Major Customers

Customers from which 10% or more of revenues are derived during the periods are summarized as follows:

	For the nine months ended September 30,		For the three months ended September 30,
	2009 % of revenue	2008 % of revenue	2009 % of revenue	2008 % of revenue

Customer A	36%	31%	42%	36%
Customer B	14%	11%	22%	18%

As at September 30, 2009, major customers comprise approximately 43% of net trade accounts receivable as compared to 39% for the corresponding period of the previous year. Customer A is an ad placement agency settling revenues for thousands of retail transactions.

7.  Related Party Transactions

The Company and Dave Goldman Advisors Ltd., a company controlled by Mr. Goldman, a member of the Board of Directors, entered into a consulting agreement pursuant to which David Goldman provides services as Chairman of the Board of Directors. Total fees for Q3 2009 and Q3 2008 were respectively $6,954 and $8,076. For the nine-month period ended September 30, 2009, the total fees were respectively $23,260 compared to $34,188 last year. The transactions are in the normal course of operations and are measured at the exchange amount which is the amount of the consideration established and agreed to by the related parties.

The Company and Gen24Capital, a company co-owned by Marc Ferland, a member of the Board of Directors of the Company, entered into an agreement pursuant to which Marc Ferland performs various sales and marketing projects. Total fees for 2008 were $16,245 and $ nil for 2009. On March 3, 2008, Mr. Ferland was appointed President and CEO, and the consulting agreement thereby terminated.

	For the nine months ended September 30,		For the three months ended September 30,
Services rendered	2009 $	2008 $	2009 $	2008 $

Company owned by current directors	23,260	50,433	6,954	8,076

Amount payable	As at September 30,	As at December 31,
	2009 $	2008 $
Company owned by current directors	-	7,456

Copernic Inc.
Notes to Interim Consolidated Financial Statements
(unaudited) (expressed in U.S. dollars)

8.  Commitments

a)	Lease Commitments

The Company is committed under operating lease agreements and other commitments. Future minimum payments under these leases as of September 30, 2009 are as follows:

Years	$
2009	42,364
2010	39,057
2011	17,132
2012	17,132
Thereafter	19,987

b)	Other Commitments

The Company maintains director and officer insurance, which may cover certain liabilities arising from its obligation to indemnify its directors, and officers and former directors, officers and employees of acquired companies, in certain circumstances. It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Such indemnification agreements may not be subject to maximum loss clauses. Historically, the Company has not incurred material costs as a result of obligations under these agreements and it has not accrued any liabilities related to such indemnification obligations in its financial statements.

As at September 30, 2009, the Company has change of control agreements with certain executive officers and a consultant. If there is a change of control of the Company and their employments are not required, the Company will have to pay lump sums up to a maximum of $800,000 for these specific people. The fees for the consultant are included in the $800,000 and will be paid on any transaction resulting in a change of control at the lower of $300,000 or 3% of the value of the transaction.

Copernic Inc.
Notes to Interim Consolidated Financial Statements
(unaudited) (expressed in U.S. dollars)

9.  United States Generally Accepted Accounting Principles (“U.S. GAAP”)

As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and U.S. GAAP as they specifically relate to the Company.

The effects of the cumulative adjustments on the interim consolidated balance sheets of the Company are as follows:

	September 30, 2009 $	December 31, 2008 $
Capital Stock
Capital stock in accordance with Canadian GAAP	96,556,485	96,556,485
Reduction of stated capital (b)	16,769,570	16,769,570
Capital stock in accordance with U.S. GAAP	113,326,055	113,326,055
Additional paid-in capital
Additional paid-in capital in accordance with Canadian GAAP	5,831,746	5,747,028
Stock-based compensation cost (c)
Cumulative effect of prior years	1,037,690	1,037,690
Additional paid-in capital in accordance with U.S. GAAP	6,869,436	6,784,718
Accumulated deficit
In accordance with Canadian GAAP	(90,776,261)	(93,592,434)
Reduction of stated capital to deficit (b)	(16,769,570)	(16,769,570)
Stock-based compensation costs (c)
Cumulative effect of prior years	(1,037,690)	(1,037,690)
Accumulated deficit in accordance with U.S. GAAP	(108,583,521)	(111,399,694)
Accumulated other comprehensive income In accordance with Canadian and US GAAP	561,137	561,137
Total shareholders’ equity in accordance with U.S. GAAP	12,173,107	9,272,216

Copernic Inc.
Notes to Interim Consolidated Financial Statements
(unaudited) (expressed in U.S. dollars)

(a) Reduction of Stated Capital

Under U.S. GAAP, the reduction of stated capital in the amount of $16,769,570 undertaken by the Company on June 28, 1995 would not be permitted.

(b) Stock-based Compensation Costs

In 2003, the Company prospectively adopted the fair value method of accounting for stock options granted to employees. As a result of this change, there is no longer any difference between the Company’s net results under U.S. GAAP as compared to Canadian GAAP.

For all fiscal years prior to 2003, under U.S. GAAP, the Company had elected to measure stock-based compensation costs using the intrinsic value method (APB 25). Under this method, compensation cost is measured as the difference between the fair value of the stock at the date of the grant over the exercise price. Compensation cost is amortized to expense over the appropriate vesting period. Under Canadian GAAP, no such compensation cost was recognized.

(c) Research and Development Tax Credits

Under U.S. GAAP, research and development investment tax credits would be classified as a reduction of the income tax expense instead of a reduction of the related research and development costs.

10.  Discontinued Operations

On May 14, 2009, the Company announced that it had signed an agreement for the disposal of the assets of Mamma.com and its AD Network for USD $5,000,000. On June 17, 2009, at the Company’s Annual General Meeting and Special Shareholders’ Meeting, the shareholders have approved the sale of Mamma.com and its third party AD Network to Empresario, a privately owned digital media network based in Chicago, Illinois. On June 30, 2009, the Company concluded the transaction.

The purchaser will pay in 25 equal monthly instalments of USD $200,000, beginning on September 15, 2009. Interest at the rate of 4% (effective rate at 13.6%), compounded monthly, will be calculated on the outstanding balance of sale and will be payable 30 days after all principal payments are completed. On June 30, 2009, date of the transaction, an amount of $4,447,230 was booked as balance of sale receivable at the fair market value. The net book value of these assets was nil. As at September 30, 2009, the transaction fees totalled $303,966, resulting in gain on disposal of assets amounting to $4,143,264 as shown below:

	For the nine months ended September 30,		For the three months ended September 30,
	2009 $	2008 $	2009 $	2008 $
Selling price	4,447,230	-	-	-
Transaction fees	303,966	-	46,689	-
Gain (loss) on disposal of assets net of transaction fees	4,143,264	-	(46,689)	-

Copernic Inc.
Notes to Interim Consolidated Financial Statements
(unaudited) (expressed in U.S. dollars)

The results of discontinued operations are as follows:

	For the nine months ended September 30,		For the three months ended September 30,
	2009 $	2008 $	2009 $	2008 $

Revenues	1,585,346	3,577,186	(11,318)	1,174,620
Cost of revenues	707,686	1,840,563	(2,149)	581,701
Gross Margin	877,660	1,736,623	(9,169)	592,919

Expenses
Marketing, sales and services	120,861	463,563	-	105,848
Product development and technical support	30,535	84,995	-	16,550
Amortization of property and equipment	3,707	67,513	-	32,819
Amortization of intangible assets	8,070	28,816	-	10,636
Write-down of property and equipment	37,387	21,988	-	457
	200,560	666,875	0.00	166,310

Income from operations	677,100	1,069,748	(9,169)	426,609

Gain (loss) on disposal of assets net of transaction fees	4,143,264	-	(46,689)	-

Income (loss) from operations before income taxes	4,820,364	1,069,748	(55,858)	426,609
Income taxes	-	-	-	-
Net income (loss) from discontinued operations	4,820,364	1,069,748	(55,858)	426,609

The cash outflow from discontinued operations is comprised of:

	For the nine months ended September 30,		For the three months ended September 30,
	2009 $	2008 $	2009 $	2008 $
Net income (loss) from discontinued operations	4,820,364	1,069,748	(55,858)	426,609
Adjustment for:
Write-down of property and equipment	37,387	21,988	-	457
Gain on disposal of assets	(4,447,230)	-	-	-
Amortization of property and equipment	3,707	67,513	-	32,819
Amortization of intangible assets	8,070	28,816	-	10,636
Net change in non-cash working capital items	343,059	(86,253)	237,506	(10,354)
Net change in cash and cash equivalents from discontinued operations	765,357	1,101,812	181,648	460,167

Copernic Inc.
Notes to Interim Consolidated Financial Statements
(unaudited) (expressed in U.S. dollars)

11.  Subsequent Events

In November 2009, the Company entered into a private placement whereby it will issue 500,000 restricted common shares from treasury at a price of US$4.00. The total proceeds of US$2,000,000 will be paid in cash at the closing date in December 2009.

Interim Financial Report
for the Nine Months
Ended September 30, 2009

Copernic Inc.

1

Copernic Inc.
Interim Consolidated Balance Sheets
(unaudited) (expressed in U.S. dollars)

	As at September 30, 2009 $	As at December 31, 2008 $ (audited	)
Assets

Current assets
Cash and cash equivalents	438,556	2,067,705
Temporary investments	4,003,761	3,005,227
Accounts receivable	256,975	907,560
Income taxes receivable	244,818	110,121
Balance of sale receivable (Note 10)	2,032,834	-
Prepaid expenses	164,917	170,864
	7,141,861	6,261,477

Balance of sale receivable (Note 10)	2,466,192	-

Property and equipment	149,507	240,094

Intangible assets	375,245	918,485

Goodwill	3,362,003	3,362,003

	13,494,808	10,782,059

Liabilities

Current liabilities
Accounts payable and accrued liabilities	992,186	991,142
Deferred revenue	158,533	156,789
Deferred rent	2,180	4,805
Current portion of obligations under capital lease (Note 5)	61,409	57,267

	1,214,308	1,210,003

Obligations under capital lease (Note 5)	8,572	39,992
Future income taxes	98,821	259,848

Commitments (Note 8)

Shareholders’ Equity

Capital stock (Note 4)
Authorized
Unlimited number of common shares, no par value
Issued and outstanding
2,091,437 common shares	96,556,485	96,556,485

Additional paid-in capital	5,831,746	5,747,028

Accumulated other comprehensive income	561,137	561,137

Accumulated deficit	(90,776,261)	(93,592,434)

	12,173,107	9,272,216

	13,494,808	10,782,059

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors

s/sDavid Goldman David Goldman, Chairman of the Board	s/s Irwin Kramer Irwin Kramer, Director and Chair of the Audit Committee

2

Copernic Inc.
Interim Consolidated Statements of Operations
(unaudited) (expressed in U.S. dollars)

	For the nine months ended September 30,		For the three months ended September 30,
	2009 $	2008 $	2009 $	2008 $

Revenues	1,280,083	1,524,797	353,293	497,527

Cost of revenues	55,168	88,825	25,725	25,343

Gross Margin	1,224,915	1,435,972	327,568	472,184

Expenses
Marketing, sales and services	431,931	314,247	146,777	53,641
General and administration	1,763,411	2,382,655	616,796	766,075
Product development and technical support	854,017	1,521,583	297,076	474,082
Amortization of property and equipment	87,075	88,190	32,845	23,023
Amortization of intangible assets	538,394	735,597	182,531	245,344
Restructuring charges	20,624	31,391	(4,998)	31,391
Interest and other income	(184,707)	(122,574)	(161,025)	(22,704)
Gain on disposal of an investment	(169,239)	-	-	-
Loss (gain) on foreign exchange	47,129	(6,222)	37,118	21,819
	3,388,635	4,944,867	1,147,120	1,592,671

Income (loss) from operations before income taxes and discontinued operations	(2,163,720)	(3,508,895)	(819,552)	1,120,487

Current income taxes	1,498	9,072	-	450
Future income taxes recovey	(161,027)	(217,952)	(53,676)	(72,651)

Net loss from continuing operations	(2,004,191)	(3,300,015)	(765,876)	(1,048,286)

Net income from discontinued operations (Note 10)	4,820,364	1,069,748	(55,858)	426,609

Net income (loss) for the period	2,816,173	(2,230,267)	(821,734)	(621,677)

Basic and diluted loss from continuing operations per share	(0.96)	(1.58)	(0.37)	(0.50)
Basic and diluted earnings (loss) per share	1.35	(1.07)	(0.39)	(0.30)

Weighted average number of common shares outstanding (Note 4)
Basic	2,091,437	2,091,437	2,091,437	2,091,437
Diluted	2,091,932	2,091,437	2,091,437	2,091,437

The accompanying notes are an integral part of these interim consolidated financial statements.

3

Copernic Inc.
Interim Consolidated Statements of Shareholders’Equity
(unaudited) (expressed in U.S. dollars)

	Number of common shares	Common shares $	Additional paid-in Capital $	Accumulated Other Comprehensive Income $	Accumulated deficit $	Total $
Balance, December 31, 2008	2,091,437	96,556,485	5,747,028	561,137	(93,592,434)	9,272,216
Stock-based compensation			84,718			84,718
Comprehensive income:
Net income for the period					2,816,173	2,816,173
Comprehensive income					2,816,173	2,816,173

Balance, September 30, 2009	2,091,437	96,556,485	5,831,746	561,137	(90,776,261)	12,173,107

	Number of common shares	Common shares $	Additional paid-in Capital $	Accumulated Other Comprehensive Income $	Accumulated deficit $	Total $

Balance, December 31, 2007	2,091,437	96,556,485	5,784,502	561,137	(87,101,730)	15,800,394
Stock-based compensation			(31,613)			(31,613)
Comprehensive income:
Net loss for the period					(2,230,267)	(2,230,267)
Comprehensive income					(2,230.267)	(2,230,267)

Balance, September 30, 2008	2,091,437	96,556,485	5,752,889	561,137	(89,331,997)	13,538,514

The accompanying notes are an integral part of these interim consolidated financial statements.

4

Copernic Inc.
Interim Consolidated Statements of Cash Flows
(unaudited) (expressed in U.S. dollars)

	For the nine months		For the three months
	ended September 30,		ended September 30,
	2009 $	2008 $	2009 $	2008 $
Cash flows from (used for)

Operating activities
Loss from continuing operations	(2,004,191)	(3,300,015)	(765,876)	(1,048,286)
Adjustments for
Amortization of property and equipment	87,075	88,190	32,845	23,023
Amortization of intangible assets	538,394	735,597	182,531	245,344
Employee stock-based compensation	84,718	13,566	29,493	(37,530)
Future income taxes	(161,027)	(217,952)	(53,676)	(72,651)
Write-down of property and equipment	-	(456)	-	(456)
Gain on disposal of an investment	(169,239)	-	-	-
Accreted interest on balance of sale receivable	(126,093)	-	(126,093)	-
Unrealized loss (gain) on foreign exchange	8,502	(6,281)	4,785	(3,850)
Net change in non-cash working capital items	178,939	(830,735)	137,571	(104,738)

Cash and cash equivalents used for operating activities from continuing operations	(1,562,922)	(3,518,086)	(558,420)	(999,144)

Investing activities
Net change in cash and cash equivalents from discontinued operations (Note 10)	765,357	1,101,812	181,648	460,167
Proceeds on the disposal of an investment	169,239	-	-	-
Purchase of intangible assets	(3,224)	(5,056)	-	-
Purchase of property and equipment	(28,897)	(13,042)	(5,423)	(5,257)
Capital payment on balance of sale receivable	74,297	-	74,297	-
Net decrease (increase) in temporary investments	(998,534)	3,965,384	(3,406)	-

Cash and cash equivalents from (used for) investing activities	(21,762)	5,049,098	247,116	454,910

Financing activities
Repayment of obligations under capital lease	(44,465)	(43,901)	(16,922)	(15,431)

Cash and cash equivalent used for financing activities	(44,465)	(43,901)	(16,922)	(15,431)

Net change in cash and cash equivalents during the period:	(1,629,149)	1,487,111	(328,226)	(559,665)

Cash and cash equivalents – Beginning of period	2,067,705	2,907,028	766,782	4,953,804

Cash and cash equivalents – End of period	438,556	4,394,139	438,556	4,394,139
Cash and cash equivalents comprise:
Cash	438,556	4,394,139	438,556	4,394,139
Short-term investments	-	-	-	-
	438,556	4,394,139	438,556	4,394,139

The accompanying notes are an integral part of these interim consolidated financial statements.

5

Copernic Inc.
Interim Consolidated Statements of Cash Flows
(unaudited) (expressed in U.S. dollars)

	For the nine months ended September 30,		For the three months ended September 30,
	2009 $	2008 $	2009 $	2008 $
Supplemental cash flow information
Cash paid for interest	7,470	13,728	2,471	4,193
Cash paid for income taxes	1,498	9,072	-	450
Property and equipment acquired under capital lease obligations	8,685	18,471	8,685	-
Intangible assets acquired under capital lease obligations	-	6,106	-	-

Change in non-cash working capital items:
Decrease (increase) in assets
Accounts receivable	177,490	(60,979)	(3,823)	(54,498)
Income taxes receivable	(134,697)	(119,482)	(40,033)	(2,820)
Prepaid expenses	5,947	(51,476)	87,851	109,532
Increase (decrease) in liabilities:
Accounts payable and accrued liabilities	131,080	(582,343)	66,706	(116,463)
Deferred rent	(2,625)	(4,401)	(526)	(2,288)
Deferred revenue	1,744	(12,054)	27,396	(38,201)
Net change in non-cash working capital items	178,939	(830,735)	137,571	(104,738)

The accompanying notes are an integral part of these interim consolidated financial statements.

6

Copernic Inc.
Notes to Interim Consolidated Financial Statements
(unaudited) (expressed in U.S. dollars)

1.  Interim Financial Information

The financial statements as at September 30, 2009 and for the three and nine month periods ended September 30, 2009 and September 30, 2008 are unaudited. In the opinion of management, all adjustments necessary to fairly present the results of this period have been included. The adjustments made were of a normal-recurring nature. However, comparative figures were re-casted to reflect the sale of assets included in discontinued operations and to provide a basis for comparison with the current year’s presentation. These consolidated financial statements have been prepared in conformity with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). The financial statements follow the same accounting policies and methods of their application as the audited consolidated financial statements for the year ended December 31, 2008. The results of operations for the three and nine-month periods ended September 30, 2009 are not necessarily indicative of the operating results anticipated for the full year.

The disclosures in these interim consolidated financial statements do not conform in all respects to the requirements of Generally Accepted Accounting Principles for annual financial statements; therefore, these interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2008.

2.  Change in Accounting Policies

Changes Affecting 2009

CICA Section 3064 - Goodwill and Intangible Assets

In January 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets.  The objectives of Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing asset items that do not meet the definition and recognition criteria is eliminated. This standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. This Section applies to interim and annual periods beginning on or after October 1, 2008. The Company has adopted that new Section in the first quarter of 2009. The adoption of this new standard did not have any impact on the Company’s financial statements.

EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA approved E1C-173 Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. This guidance is applicable to fiscal periods ending on or after January 20, 2009. The Company has adopted that new guidance in the first quarter of 2009. The application of this new standard had no impact on the Company’s operating results or financial position.

7

Copernic Inc.
Notes to Interim Consolidated Financial Statements
(unaudited) (expressed in U.S. dollars)

Future Accounting Changes

Transition to International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to transition from Canadian GAAP to IFRS for interim and annual financial reporting purposes for fiscal years beginning on or after January 1, 2011 with comparative information. In May 2008, the Canadian Securities Administrators issued Staff Notice 52-320, which provides guidance on the disclosure of changes expected in accounting policies related to the change over IFRS. In accordance with the notice, the Company is required to provide an update of the Company’s IFRS conversion plan in each financial reporting period prior to conversion on January 1, 2011.

The Company started working on the conversion plan in Q4 2008 with the help of an external advisor. The project consists of three phases to be completed in order to change over to IFRS: the diagnostic, development and implementation.

The first phase includes the identification of significant differences between existing Canadian GAAP and IFRS that are relevant to the Company and a review of the alternatives available upon adoption. In Q4 2008, the Company performed a diagnostic review and established that the most significant differences for the Company between Canadian GAAP and IFRS relate to revenue recognition, property and equipment, leases, provisions, reporting currency, presentation and additional disclosure requirements under IFRS. Additional differences might be identified in the future as changes to IFRS standards are released.

The second phase includes identification, evaluation and selection of accounting policies necessary for the Company to change over to IFRS as well as potential first-time adoption exemptions. During this phase, the Company will assess the impact of the transition on the data system and internal control over financial reporting, the further training required for the financial team and the impact on business activities such as foreign currency, capital requirements, banking agreements or compensation arrangements. The Company began this phase in Q1 2009.

The implementation phase will integrate all the solutions into the Company’s financial system and processes that are necessary for the Company to convert to IFRS.

CICA Section 1582 – Business Combinations

Section 1582, “Business Combinations” replaces Section 1581 of the same title. The Section establishes new standards for the accounting for a business combination. This Section constitutes the GAAP equivalent to the corresponding International financial reportin standards ("IFRS"). This Section shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 and the Company will adopt this new Section as of such date upon its conversion to IFRS. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements and on future business combinations.

8

Copernic Inc.
Notes to Interim Consolidated Financial Statements
(unaudited) (expressed in U.S. dollars)

CICA Section 1601 - Consolidated Financial Statements and CICA Section 1602 - “Non-Controlling Interests”

Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests” together replace Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the consolidated financial statements subsequent to a business combination. These Sections constitute the GAAP equivalent to the corresponding IFRS. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011 and the Company will adopt these new Sections as of such date upon its conversion to IFRS. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the impact of the adoption of these new Sections on its consolidated financial statements.

CICA Section 3862 - Financial Instruments Disclosures

In June 2009, the CICA issued revisions release No. 54, which among others, includes several amendments to Section 3862 “Financial Instruments - Disclosures”. This Section has been amended to primarily include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosures. The amendments apply to annual financial statements relating to fiscal years ending after September 30, 2009. Earlier adoption is permitted. The Company is currently evaluating the requirements resulting from the amendments and would include the additional required disclosures in its consolidated financial statements as at and for the year ending December 31, 2009, upon its adoption of the amendments.

CICA Section 1506 - Accounting Changes

In July 2009, the CICA amended Handbook Section 1506, Accounting Changes, to exclude from its scope changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. The amendments apply to interim and annual financial statements relating to years beginning on or after July 1, 2009. The Company does not expect that adoption of these amendments will have a significant impact on the consolidated financial statements.

9

Copernic Inc.
Notes to Interim Consolidated Financial Statements
(unaudited) (expressed in U.S. dollars)

3.  Capital Structure Financial Policies

The Company’s objectives when managing capital are:

•     to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and

•     to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its assets. In order to maintain or adjust the capital structure, the Company may issue new shares, or sell assets to reduce its risk.

In order to maximize flexibility to finance its ongoing growth and expansion and be able to take advantage of additional new capital investment and acquisition opportunities, the Company does not currently pay a dividend. The Company is not subject to any capital requirements imposed by a regulator.

The Company’s capital is composed exclusively of shareholders’ equity. The Company’s primary uses of capital are to finance increases in non-cash working capital and capital expenditures. The Company currently funds these requirements out of its liquidities.

The primary measure used by the Company to monitor its liquidity situation by maintaining liquidities at a minimum of  cash used for operating activities from continuing operations of the previous year adjusted by net change in non-cash working capital items, current portion of obligations under capital leases and expected capital expenditures for the current year.

September 30, 2009
$
Cash used for operating activities from continuing operations	(1,562,922)
Add: Net change in non-cash working capital items	(178,939)
Current portion of obligations under capital leases	(44,465)
Minimum required liquidities for operating activities from continuing operations:
For nine months	(1,786,326)
Extrapolated on one (1) year	(2,381,768)
Cashing expected for the accounts receivable from discontinued operations	7,415
Cashing expected for balance of sale for current year	2,032,834
Expected payment for the accounts payable from discontinued operations	(34,594)
Expected capital expenditures for the next twelve (12) months	(15,000)

Minimum required liquidities for the next twelve (12) months	(391,113)

Total liquidities as at September 30, 2009	4,442,317
Minimum required liquidities for the next twelve (12) months	(395,000)
Expected available liquidities as at September 30, 2010	4,047,317

10

Copernic Inc.
Notes to Interim Consolidated Financial Statements
(unaudited) (expressed in U.S. dollars)

4. Capital Stock

During a special meeting of the shareholders on September 11, 2009, a consolidation of issued and outstanding shares was approved effective as of September 14, 2009. The consolidation factor was 7:1. All information related to shares, stock options and warrants in this document reflects this consolidation.

a) Stock Options and Warrants

Information with respect to stock option activity and warrants for the period ended September 30, 2009 is as follows:

	Options		Warrants
	Number of options	Weighted average exercise price $	Number of warrants	Weighted average exercise price $
Outstanding as of December 31, 2008	111,082	12.93	92,342	109.20
Granted	29,998	2.03
Forfeited	(12,953)	(11.81)
Expired	(8,642)	(32.70)	(92,342)	109.20
Outstanding as of September 30, 2009	119,485	8.88	-

b) Granting, Exercising and Cancellation of Stock Options

On March 4, 2009, the Company granted to an officer, 3,571 stock options at an exercise price of $1.33 expiring in five years.

On June 17, 2009, the Company granted to directors 17,856 stock options at an exercise price of $2.17 expiring in five years.

On June 30, 2009 the Company granted 8,571 stock options to officers and employees at an exercise price of $2.03 expiring in five years.

During the nine-month period ended September 30, 2009, 21,595 stock options were forfeited or expired.

The fair value of the options granted was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected option life (years)	3.0
Volatility	140.00%
Risk-free interest rate	1.71%
Dividend yield	nil

All outstanding warrants had expired as at the end of September 2009. This does not impact financial statements.

11

Copernic Inc.
Notes to Interim Consolidated Financial Statements
(unaudited) (expressed in U.S. dollars)

c) Stock-based Compensation Costs

For the three and nine-month periods ended September 30, 2009 and 2008, stock-based compensation costs by department were as follows:

	For the nine months ended September 30,		For the three months ended September 30,
	2009 $	2008 $	2009 $	2008 $
General and administration	61,936	21,768	19,898	(56,808)
Marketing, sales and services	3,573	(53,191)	1,395	578
Product development and technical support	19,209	44,989	8,200	18,700
Total for continuing operations	84,718	13,566	29,493	(37,530)
Total for discontinued operations	-	(45,179)	-	(5,746)
Total	84,718	(31,613)	29,493	(43,276)

5. Obligations under Capital Lease

As at September 30, 2009, future minimum payments under capital lease obligations are as follows:

	As at September 30, 2009 $	As at December 31, 2008 $

2009	18,915	65,302
2010	46,840	39,697
2011	4,618	2,188
2012	2,154	-
2013	2,154	-
2014	1,617	-
	76,298	107,187

Less: Interest (10.75%)	6,317	9,928

Less: Current portion	61,409	57,267

	8,572	39,992

12

Copernic Inc.
Notes to Interim Consolidated Financial Statements
(unaudited) (expressed in U.S. dollars)

6.  Major Customers

Customers from which 10% or more of revenues are derived during the periods are summarized as follows:

	For the nine months ended September 30,		For the three months ended September 30,
	2009 % of revenue	2008 % of revenue	2009 % of revenue	2008 % of revenue

Customer A	36%	31%	42%	36%
Customer B	14%	11%	22%	18%

As at September 30, 2009, major customers comprise approximately 43% of net trade accounts receivable as compared to 39% for the corresponding period of the previous year. Customer A is an ad placement agency settling revenues for thousands of retail transactions.

7.  Related Party Transactions

The Company and Dave Goldman Advisors Ltd., a company controlled by Mr. Goldman, a member of the Board of Directors, entered into a consulting agreement pursuant to which David Goldman provides services as Chairman of the Board of Directors. Total fees for Q3 2009 and Q3 2008 were respectively $6,954 and $8,076. For the nine-month period ended September 30, 2009, the total fees were respectively $23,260 compared to $34,188 last year. The transactions are in the normal course of operations and are measured at the exchange amount which is the amount of the consideration established and agreed to by the related parties.

The Company and Gen24Capital, a company co-owned by Marc Ferland, a member of the Board of Directors of the Company, entered into an agreement pursuant to which Marc Ferland performs various sales and marketing projects. Total fees for 2008 were $16,245 and $ nil for 2009. On March 3, 2008, Mr. Ferland was appointed President and CEO, and the consulting agreement thereby terminated.

	For the nine months ended September 30,		For the three months ended September 30,
Services rendered	2009 $	2008 $	2009 $	2008 $

Company owned by current directors	23,260	50,433	6,954	8,076

Amount payable	As at September 30,	As at December 31,
	2009 $	2008 $
Company owned by current directors	-	7,456

13

Copernic Inc.
Notes to Interim Consolidated Financial Statements
(unaudited) (expressed in U.S. dollars)

8.  Commitments

a)	Lease Commitments

The Company is committed under operating lease agreements and other commitments. Future minimum payments under these leases as of September 30, 2009 are as follows:

Years	$
2009	42,364
2010	39,057
2011	17,132
2012	17,132
Thereafter	19,987

b)	Other Commitments

The Company maintains director and officer insurance, which may cover certain liabilities arising from its obligation to indemnify its directors, and officers and former directors, officers and employees of acquired companies, in certain circumstances. It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Such indemnification agreements may not be subject to maximum loss clauses. Historically, the Company has not incurred material costs as a result of obligations under these agreements and it has not accrued any liabilities related to such indemnification obligations in its financial statements.

As at September 30, 2009, the Company has change of control agreements with certain executive officers and a consultant. If there is a change of control of the Company and their employments are not required, the Company will have to pay lump sums up to a maximum of $800,000 for these specific people. The fees for the consultant are included in the $800,000 and will be paid on any transaction resulting in a change of control at the lower of $300,000 or 3% of the value of the transaction.

14

Copernic Inc.
Notes to Interim Consolidated Financial Statements
(unaudited) (expressed in U.S. dollars)

9.  United States Generally Accepted Accounting Principles (“U.S. GAAP”)

As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and U.S. GAAP as they specifically relate to the Company.

The effects of the cumulative adjustments on the interim consolidated balance sheets of the Company are as follows:

	September 30, 2009 $	December 31, 2008 $
Capital Stock
Capital stock in accordance with Canadian GAAP	96,556,485	96,556,485
Reduction of stated capital (b)	16,769,570	16,769,570
Capital stock in accordance with U.S. GAAP	113,326,055	113,326,055
Additional paid-in capital
Additional paid-in capital in accordance with Canadian GAAP	5,831,746	5,747,028
Stock-based compensation cost (c)
Cumulative effect of prior years	1,037,690	1,037,690
Additional paid-in capital in accordance with U.S. GAAP	6,869,436	6,784,718
Accumulated deficit
In accordance with Canadian GAAP	(90,776,261)	(93,592,434)
Reduction of stated capital to deficit (b)	(16,769,570)	(16,769,570)
Stock-based compensation costs (c)
Cumulative effect of prior years	(1,037,690)	(1,037,690)
Accumulated deficit in accordance with U.S. GAAP	(108,583,521)	(111,399,694)
Accumulated other comprehensive income In accordance with Canadian and US GAAP	561,137	561,137
Total shareholders’ equity in accordance with U.S. GAAP	12,173,107	9,272,216

15

Copernic Inc.
Notes to Interim Consolidated Financial Statements
(unaudited) (expressed in U.S. dollars)

(a)	Reduction of Stated Capital

Under U.S. GAAP, the reduction of stated capital in the amount of $16,769,570 undertaken by the Company on June 28, 1995 would not be permitted.

(b)	Stock-based Compensation Costs

In 2003, the Company prospectively adopted the fair value method of accounting for stock options granted to employees. As a result of this change, there is no longer any difference between the Company’s net results under U.S. GAAP as compared to Canadian GAAP.

For all fiscal years prior to 2003, under U.S. GAAP, the Company had elected to measure stock-based compensation costs using the intrinsic value method (APB 25). Under this method, compensation cost is measured as the difference between the fair value of the stock at the date of the grant over the exercise price. Compensation cost is amortized to expense over the appropriate vesting period. Under Canadian GAAP, no such compensation cost was recognized.

(c)	Research and Development Tax Credits

Under U.S. GAAP, research and development investment tax credits would be classified as a reduction of the income tax expense instead of a reduction of the related research and development costs.

10.	Discontinued Operations

On May 14, 2009, the Company announced that it had signed an agreement for the disposal of the assets of Mamma.com and its AD Network for USD $5,000,000. On June 17, 2009, at the Company’s Annual General Meeting and Special Shareholders’ Meeting, the shareholders have approved the sale of Mamma.com and its third party AD Network to Empresario, a privately owned digital media network based in Chicago, Illinois. On June 30, 2009, the Company concluded the transaction.

The purchaser will pay in 25 equal monthly instalments of USD $200,000, beginning on September 15, 2009. Interest at the rate of 4% (effective rate at 13.6%), compounded monthly, will be calculated on the outstanding balance of sale and will be payable 30 days after all principal payments are completed. On June 30, 2009, date of the transaction, an amount of $4,447,230 was booked as balance of sale receivable at the fair market value. The net book value of these assets was nil. As at September 30, 2009, the transaction fees totalled $303,966, resulting in gain on disposal of assets amounting to $4,143,264 as shown below:

	For the nine months ended September 30,		For the three months ended September 30,
	2009 $	2008 $	2009 $	2008 $
Selling price	4,447,230	-	-	-
Transaction fees	303,966	-	46,689	-
Gain (loss) on disposal of assets net of transaction fees	4,143,264	-	(46,689)	-

16

Copernic Inc.
Notes to Interim Consolidated Financial Statements
(unaudited) (expressed in U.S. dollars)

The results of discontinued operations are as follows:

	For the nine months ended September 30,		For the three months ended September 30,
	2009 $	2008 $	2009 $	2008 $

Revenues	1,585,346	3,577,186	(11,318)	1,174,620
Cost of revenues	707,686	1,840,563	(2,149)	581,701
Gross Margin	877,660	1,736,623	(9,169)	592,919

Expenses
Marketing, sales and services	120,861	463,563	-	105,848
Product development and technical support	30,535	84,995	-	16,550
Amortization of property and equipment	3,707	67,513	-	32,819
Amortization of intangible assets	8,070	28,816	-	10,636
Write-down of property and equipment	37,387	21,988	-	457
	200,560	666,875	0.00	166,310

Income from operations	677,100	1,069,748	(9,169)	426,609

Gain (loss) on disposal of assets net of transaction fees	4,143,264	-	(46,689)	-

Income (loss) from operations before income taxes	4,820,364	1,069,748	(55,858)	426,609
Income taxes	-	-	-	-
Net income (loss) from discontinued operations	4,820,364	1,069,748	(55,858)	426,609

The cash outflow from discontinued operations is comprised of:

	For the nine months ended September 30,		For the three months ended September 30,
	2009 $	2008 $	2009 $	2008 $
Net income (loss) from discontinued operations	4,820,364	1,069,748	(55,858)	426,609
Adjustment for:
Write-down of property and equipment	37,387	21,988	-	457
Gain on disposal of assets	(4,447,230)	-	-	-
Amortization of property and equipment	3,707	67,513	-	32,819
Amortization of intangible assets	8,070	28,816	-	10,636
Net change in non-cash working capital items	343,059	(86,253	237,506	(10,354)
Net change in cash and cash equivalents from discontinued operations	765,357	1,101,812	181,648	460,167

17

Copernic Inc.
Notes to Interim Consolidated Financial Statements
(unaudited) (expressed in U.S. dollars)

11.  Subsequent Events

In November 2009, the Company entered into a private placement whereby it will issue 500,000 restricted common shares from treasury at a price of US$4.00. The total proceeds of US$2,000,000 will be paid in cash at the closing date in December 2009.

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